MFS® INVESTMENT MANAGEMENT
500 BOYLSTON STREET • BOSTON • MASSACHUSETTS  02116-3741
617 • 954-5000

December 23, 2010
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, enclosed herewith for filing are the following documents:

1.	A copy of the resolution of the Board of Trustees approving the form and amount of the bonds:

a.	Certificate of Assistant Secretary for MFS Variable Insurance Trust II & Compass Accounts, dated December 23, 2010 and
b.
Certificate of Assistant Secretary for MFS Series Trust I, II, III, IV, V, VI, VII, VIII, IX, X, XI, XII, XIII, XIV, XV, MFS Municipal Series Trust, MFS Variable Insurance Trust, MFS Institutional Trust, Massachusetts Investors Trust, Massachusetts Investors Growth Stock Fund, MFS Growth Opportunities Fund, MFS California Municipal Fund, MFS Charter Income Trust, MFS Government Markets Income Trust, MFS High Income Municipal Trust, MFS High Yield Municipal Trust, MFS InterMarket Income Trust I, MFS Intermediate High Income Fund, MFS Intermediate Income Trust, MFS Investment Grade Municipal Trust, MFS Municipal Income Trust, MFS Multimarket Income Trust and MFS Special Value Trust, dated December 23, 2010; and

2.
Fidelity Bond Claim Agreement, dated November 1, 1993, as amended and restated June 12, 2002, as amended and restated March 1, 2008 (including Exhibit A, as of October 1, 2010 and Exhibit B, as of November 1, 2010), between the investment company and all other parties to the joint insured bonds entered into pursuant to paragraph (f) of the Rule.

3.	Copies of the executed bonds:

a.	The Hartford – Bond No. 00 FI 0266810 10 Declarations
b.	The Hartford – Endorsement Schedule & Universal Excess Policy
c.	The Hartford – Endorsement No. 1
d.	The Hartford – Endorsement No. 2
e.	The Hartford – Endorsement No. 3
f.	The Hartford – Endorsement No. 4
g.	The Hartford – Endorsement No. 5
h.	The Hartford – Endorsement No. 6
i.	The Hartford – Endorsement No. 7
j.	Federal Insurance Company – Bond No. 81391896 Declarations
k.	Federal Insurance Company – Endorsement No. 1
l.	Federal Insurance Company – Endorsement No. 2
m.	Federal Insurance Company – Endorsement No. 3
n.	Federal Insurance Company – Endorsement No. 4
o.	Federal Insurance Company – Endorsement No. 5
p.	Federal Insurance Company – Endorsement No. 6
q.	Federal Insurance Company – Endorsement No. 7
r.	Federal Insurance Company – Endorsement No. 8
s.	Federal Insurance Company – Endorsement No. 9
t.	Federal Insurance Company – Endorsement No. 10
u.	Federal Insurance Company – Endorsement No. 11
v.	Federal Insurance Company – Endorsement No. 12
w.	Federal Insurance Company – Endorsement No. 13
x.	Federal Insurance Company – Endorsement No. 14
y.	Federal Insurance Company – Endorsement No. 15
z.	Federal Insurance Company – Endorsement No. 16
aa.	Federal Insurance Company – Endorsement No. 17
bb.	Federal Insurance Company – Endorsement No. 18
cc.	Federal Insurance Company – Endorsement No. 19
dd.	Federal Insurance Company – Endorsement No. 20
ee.	Federal Insurance Company – Endorsement No. 21
ff.	Federal Insurance Company – Endorsement No. 22

Had each of the Funds listed below on Attachment A not been named as an insured under the joint insured bonds in effect, it is estimated that each Fund would have been required to maintain coverage under the Rule as set forth on Attachment B.

The premium on the above-mentioned bonds has been paid from November 1, 2010 to November 1, 2011.

Very truly yours,

                                  SUSAN S. NEWTON
Susan S. Newton
Assistant Secretary and Assistant Clerk

/bjn
Attachments

ATTACHMENT A

MFS SERIES TRUST I (File Nos. 33-7638 and 811-4777)
MFS Cash Reserve Fund (“MCF”)
MFS Core Equity Fund (“RGI”)
MFS Core Growth Fund (CGF”)
MFS New Discovery Fund (“NDF”)
MFS Research International Fund (“RIF”)
MFS Technology Fund (“SCT”)
MFS Value Fund (“EIF”)

MFS® SERIES TRUST II (File Nos. 33-7637 and 811-4775)
MFS Growth Fund (“MEG”)

MFS® SERIES TRUST III (File Nos. 2-60491 and 811-2794)
MFS High Income Fund (“MFH”)
MFS High Yield Opportunities Fund (“HYO”)
MFS Municipal High Income Fund (“MMH”)

MFS® SERIES TRUST IV (File Nos. 2-54607 and 811-2594)
MFS Government Money Market Fund (“MMG”)
MFS Mid Cap Growth Fund (“OTC”)
MFS Money Market Fund (“MMM”)

MFS® SERIES TRUST V (File Nos. 2-38613 and 811-2031)
MFS International New Discovery Fund (“MIO”)
MFS Research Fund (“MFR”)
MFS Total Return Fund (“MTR”)

MFS® SERIES TRUST VI (File Nos. 33-34502 and 811-6102)
MFS Global Equity Fund (“MWE”)
MFS Global Total Return Fund (“MWT”)
MFS Utilities Fund (“MMU”)

MFS® SERIES TRUST VII (File Nos. 2-68918 and 811-3090)

MFS Asia Pacific ex-Japan Fund (AJX)
MFS European Equity Fund (EEQ)
MFS Latin American Equity Fund (LEQ)

MFS® SERIES TRUST VIII (File Nos. 33-37972 and 811-5262)
MFS Global Growth Fund (“WGF”)
MFS Strategic Income Fund (“MSI”)

MFS® SERIES TRUST IX (File Nos. 2-50409 and 811-2464)
MFS Bond Fund (“MFB”)
MFS Inflation-Adjusted Bond Fund (“IAB”)
MFS Limited Maturity Fund (“MLM”)
MFS Municipal Limited Maturity Fund (“MML”)
MFS Research Bond Fund (“RBF”)
MFS Research Bond Fund J (“RBJ”)

ATTACHMENT A
MFS® SERIES TRUST X (File Nos. 33-1657 and 811-4492)
MFS Aggressive Growth Allocation Fund (“AGG”)
MFS Conservative Allocation Fund (“CON”)
MFS Emerging Markets Debt Fund (“EMD”)
MFS Emerging Markets Equity Fund (“FEM”)
MFS Global Bond Fund ("GLB")
MFS Growth Allocation Fund (“GRO”)
MFS International Diversification Fund (“MDI”)
MFS International Growth Fund (“FGF”)
MFS International Value Fund (“FGI”)
MFS Moderate Allocation Fund (“MOD”)

MFS® SERIES TRUST XI (File Nos. 33-68310 and 811-7992)
MFS Blended Research Core Equity Fund (formerly, MFS Union Standard Equity Fund (“UNE”)
MFS Mid Cap Value Fund (“MDV”)

MFS® SERIES TRUST XII (File Nos. 333-126328 and 811-21780)
MFS Lifetime 2010 Fund (“ML1”)
MFS Lifetime 2020 Fund (“ML2”)
MFS Lifetime 2030 Fund (“ML3”)
MFS Lifetime 2040 Fund (“ML4”)
MFS Lifetime 2050 Fund ("ML5")
MFS Lifetime Retirement Income Fund (“LRT”)
MFS Sector Rotational Fund (“MSR”)

MFS® SERIES TRUST XIII (File Nos. 2-74959 and 811-3327)
MFS Diversified Income Fund (“DIF”)
MFS Global Real Estate Fund (“GRE”)
MFS Government Securities Fund (“MGS”)

MFS® SERIES TRUST XIV (File No. 811-22033)
MFS Institutional Money Market Portfolio (“IMM”)

MFS® SERIES TRUST XV (File Nos. 2-96738 and 811-4253)
MFS Commodity Strategy Fund
MFS Diversified Target Return Fund (“DTR”)

ATTACHMENT A

MFS® MUNICIPAL SERIES TRUST (File Nos. 2-92915 and 811-4096)
MFS Alabama Municipal Bond Fund (“MAL”)
MFS Arkansas Municipal Bond Fund (“MAR”)
MFS California Municipal Bond Fund (“MCA”)
MFS Florida Municipal Bond Fund (“MFL”)
MFS Georgia Municipal Bond Fund (“MGA”)
MFS Maryland Municipal Bond Fund (“MMD”)
MFS Massachusetts Municipal Bond Fund (“MMA”)
MFS Mississippi Municipal Bond Fund (“MMP”)
MFS Municipal Income Fund (“MMI”)
MFS New York Municipal Bond Fund (“MNY”)
MFS North Carolina Municipal Bond Fund (“MNC”)
MFS Pennsylvania Municipal Bond Fund (“MPA”)
MFS South Carolina Municipal Bond Fund (“MSC”)
MFS Tennessee Municipal Bond Fund (“MTN”)
MFS Virginia Municipal Bond Fund (“MVA”)
MFS West Virginia Municipal Bond Fund (“MWV”)

MFS® VARIABLE INSURANCE TRUST (File Nos. 33-74668 and 811-8326)
MFS Core Equity Series (“VVS”)
MFS Growth Series (“VEG”)
MFS Global Equity Series (“VGE”)
MFS High Income Series (“VHI”)
MFS Investors Growth Stock Series (“VGS”)
MFS Investors Trust Series (“VGI”)
MFS Mid Cap Growth Series (“VMG”)
MFS New Discovery Series (“VND”)
MFS Research Bond Series (“VFB”)
MFS Research International Series (“VRI”)
MFS Research Series (“VFR”)
MFS Strategic Income Series (“VWG”)
MFS Total Return Series (“VTR”)
MFS Utilities Series (“VUF”)
MFS Value Series (“VLU”)

MFS® INSTITUTIONAL TRUST (File Nos. 33-37615 and 811-6174)
MFS Institutional International Equity Fund (“IIE”)
MFS Institutional Large Cap Value Fund (“ILV”)

STAND-ALONE FUNDS:
Massachusetts Investors Trust (“MIT”) (File Nos. 2-11401 and 811-203)
Massachusetts Investors Growth Stock Fund (“MIG”) (File Nos. 2-14677 and 811-859)

ATTACHMENT A

CLOSED-END FUNDS:
MFS California Municipal Fund (“CCA”) (File Nos. 333-84993 and 811-9537)
MFS Charter Income Trust (“MCR”) (File Nos. 33-29012 and 811-5822)
MFS Government Markets Income Trust (“MGF”) (File Nos. 33-12945 and 811-5078)
MFS High Income Municipal Trust (“CXE”) (File Nos. 333-81129 and 811-5754)
MFS High Yield Municipal Trust (“CMU”) (File Nos. 33-77261 and 811-4992)
MFS InterMarket Income Trust I (“CMK”) (File Nos. 33-30179 and 811-5851
MFS Intermediate High Income Fund (“CIH”) (File Nos. 333-85901 and 811-5567)
MFS Intermediate Income Trust (“MIN”) (File Nos. 33-19364 and 811-5440)
MFS Investment Grade Municipal Trust (“CXH”) (File Nos. 333-81131 and 811-5785)
MFS Multimarket Income Trust (“MMT”) (File Nos. 33-11246 and 811-4975)
MFS Municipal Income Trust (“MFM”) (File Nos. 33-8850 and 811-4841)
MFS Special Value Trust (“MFV”) (File Nos. 33-31346 and 811-5912)

COMPASS VARIABLE ACCOUNTS:
Capital Appreciation Variable Account (“CAVA”) (File Nos. 33-19632, 2-79143 and 811-3561)
Global Governments Variable Account (“WGVA”) (File Nos. 33-19629, 33-19739 and 811-5450)
Government Securities Variable Account (“GSVA”) (File Nos. 33-19630, 2-90805 and 811-4009)
High Yield Variable Account (“HYVA”) (File Nos. 33-19631, 2-79142 and 811-3562)
Money Market Variable Account (“MMVA”) (File Nos. 33-19628, 2-79141 and 811-3563)
Total Return Variable Account (“TRVA”) (File Nos. 33-19626, 33-19738 and 811-5448)

MFS® VARIABLE INSURANCE TRUST II (File Nos. 2-83616 and 811-3732)
MFS Blended Research Core Equity Portfolio (“CGS”)
MFS Blended Research Growth Portfolio (“BRG”)
MFS Blended Research Value Portfolio (“BRV”)
MFS Bond Portfolio (“BDS”)
MFS Core Equity Portfolio (“RGS”)
MFS Growth Portfolio (“EGS”)
MFS Emerging Markets Equity Portfolio (“FCE”)
MFS Global Governments Portfolio (“WGS”)
MFS Global Growth Portfolio (“WGO”)
MFS Global Research Portfolio (“RES”)
MFS Global Tactical Allocation Portfolio (formerly, MFS Global Total Return Portfolio (“WTS”)
MFS Government Securities Portfolio (“GSS”)
MFS High Yield Portfolio (“HYS”)
MFS International Growth Portfolio (“FCI”)
MFS International Value Portfolio (“FCG”)
MFS Massachusetts Investors Growth Stock Portfolio (“MIS”)
MFS Mid Cap Growth Portfolio (“MCS”)
MFS Money Market Portfolio (“MKS”)
MFS New Discovery Portfolio (“NWD”)
MFS Research International Portfolio (“RSS”)
MFS Strategic Income Portfolio (“SIS”)
MFS Technology Portfolio (“TKS”)
MFS Total Return Portfolio (“TRS”)
MFS Utilities Portfolio (“UTS”)
MFS Value Portfolio (“EIS”)

ATTACHMENT B
REQUIRED FIDELITY BOND COVERAGE

MFS® SERIES TRUST I

MCF	$ 900,000
RGI	1,000,000
CGF	1,500,000
NDF	1,000,000
RIF	2,500,000
SCT	600,000
EIF	2,500,000

MFS® SERIES TRUST II

MEG	$1,700,000

MFS® SERIES TRUST III

MFH	$1,000,000
HYO	900,000
MMH	1,500,000

MFS SERIES TRUST IV

MMG	$ 250,000
OTC	1,000,000
MMM	900,000

MFS® SERIES TRUST V

MIO	$1,900,000
MFR	1,700,000
MTR	2,500,000

MFS® SERIES TRUST VI

MWE	$ 900,000
MWT	900,000
MMU	2,100,000

MFS® SERIES TRUST VII

AJX	$ 100,000
EEQ	100,000
LEQ	100,000

MFS® SERIES TRUST VIII

WGF	$600,000
MSI	750,000

ATTACHMENT B
REQUIRED FIDELITY BOND COVERAGE

MFS® SERIES TRUST IX

MFB	$1,250,000
IAB	900,000
MLM	1,250,000
MML	900,000
RBF	1,900,000
RBJ	400,000

MFS® SERIES TRUST X

AGG	$1,250,000
CON	1,250,000
EMD	2,1000,000
FEM	900,000
GLB	750,000
GRO	1,700,000
MDI	1,700,000
FGF	1,500,000
FGI	2,100,000
MOD	1,700,000

MFS® SERIES TRUST XI

MDV	$900,000
UNE	250,000

MFS® SERIES TRUST XII

ML1	$400,000
ML2	525,000
ML3	450,000
ML4	400,000
ML5	75,000
LRT	400,000
MSR	525,000

MFS® SERIES TRUST XIII

MGS	$1,500,000
DIF	750,000
GRE	600,000

MFS® SERIES TRUST XIV

IMM	$1,700,000

ATTACHMENT B
REQUIRED FIDELITY BOND COVERAGE

MFS® SERIES TRUST XV

CMS	$600,000
DTR	600,000

MFS® MUNICIPAL SERIES TRUST

MAL	$450,000
MAR	600,000
MCA	750,000
MFL	350,000
MGA	400,000
MMD	525,000
MMA	750,000
MMP	525,000
MMI	1,500,000
MNY	600,000
MNC	750,000
MPA	600,000
MSC	600,000
MTN	525,000
MVA	750,000
MWV	525,000

ATTACHMENT B
REQUIRED FIDELITY BOND COVERAGE

MFS® VARIABLE INSURANCE TRUST

VVS	$ 400,000
VEG	750,000
VGE	350,000
VHI	750,000
VGS	750,000
VGI	900,000
VMG	525,000
VND	900,000
VFB	900,000
VRI	600,000
VFR	600,000
VWG	350,000
VTR	1,900,000
VUF	1,500,000
VLU	1,250,000

MFS® INSTITUTIONAL TRUST

IIE	$1,900,000
ILV	525,000

MASSACHUSETTS INVESTORS TRUST (“MIT”)

MIT	$2,100,000

MASSACHUSETTS INVESTORS GROWTH STOCK FUND (“MIG”)

MIG	$1,900,000

MFS GROWTH OPPORTUNITIES FUND (“MGO”)

MFS® GOVERNMENT MARKETS INCOME TRUST (“MGF”)

MGF	$600,000

MFS® INTERMEDIATE INCOME TRUST (“MIN”)

MIN	$1,000,000

MFS® CHARTER INCOME TRUST (“MCR”)

MCR	$900,000

ATTACHMENT B
REQUIRED FIDELITY BOND COVERAGE

MFS® SPECIAL VALUE TRUST (“MFV”)

MFV	$350,000

MFS® MUNICIPAL INCOME TRUST (“MFM”)

MFM	$750,000

MFS® MULTIMARKET INCOME TRUST (“MMT”)

MMT	$900,000

MFS® CALIFORNIA INSURED MUNICIPAL FUND (“CCA”)

CCA	$400,000

MFS® HIGH INCOME MUNICIPAL TRUST (“CXE”)

CXE	$750,000

MFS® HIGH YIELD MUNICIPAL TRUST (“CMU”)

CMU	$600,000

MFS® INTERMARKET INCOME TRUST I (“CMK”)

CMK	$525,000

MFS® INTERMEDIATE HIGH INCOME FUND (“CIH”)

CIH	$450,000

MFS® INVESTMENT GRADE MUNICIPAL TRUST (“CXH”)

CXH	$600,000

CAPITAL APPRECIATION VARIABLE ACCOUNT (“CAVA”)

CAVA	$525,000

GLOBAL GOVERNMENTS VARIABLE ACCOUNT (“WGVA”)

WGVA	$150,000

GOVERNMENT SECURITIES VARIABLE ACCOUNT (“GSVA”)

GSVA	$400,000

ATTACHMENT B
REQUIRED FIDELITY BOND COVERAGE

HIGH YIELD VARIABLE ACCOUNT (“HYVA”)

HYVA	$350,000

MONEY MARKET VARIABLE ACCOUNT (“MMVA”)

MMVA	$300,000

TOTAL RETURN VARIABLE ACCOUNT (“TRVA”)

TRVA	$450,000

MFS® VARIABLE INSURANCE TRUST II

BDS	$ 600,000
BRG	125,000
BRV	125,000
CGS	900,000
RGS	525,000
EGS	600,000
FCE	525,000
WGS	350,000
WGO	400,000
WTS	750,000
GSS	900,000
HYS	600,000
FCI	750,000
FCG	750,000
MIS	750,000
MCS	350,000
MKS	750,000
NWD	600,000
RSS	600,000
RES	600,000
SIS	400,000
TKS	225,000
TRS	1,250,000
UTS	750,000
EIS	900,000

CERTIFICATE OF ASSISTANT SECRETARY

MFS VARIABLE INSURANCE TRUST II (the “Trust”):

COMPASS ACCOUNTS (“Accounts”):

Capital Appreciation Variable Account
Global Governments Variable Account
Government Securities Variable Account
High Yield Variable Account
Money Market Variable Account
Total Return Variable Account

The undersigned, being the Assistant Secretary of the above-mentioned Trust and Accounts, (collectively, the “Funds”), hereby certifies that the following is a complete, true and correct copy of the vote adopted by the Trustees of the Trust and Accounts on October 20, 2010, and that such votes have not been altered, amended or rescinded and is in full force and effect as of the date hereof.

[ALL]  Upon motion duly made and seconded, it was by all of the Independent Trustees/Managers voting together and then all of the Trustees/Managers present

Fidelity Bond Coverage and Premium Allocation

VOTED:
That it is the finding of the Trustees that the fidelity bonds written by ICI Mutual Insurance Company (ICI Mutual), Federal Insurance Company (Chubb), and Hartford, (collectively, the "Bond") in the aggregate amount of $55 million (the “Coverage Amount”), covering, among others, Trustees, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, are reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust, the nature of the Trust's securities, the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties;

FURTHER
VOTED:
That after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond, the amount of the premium and the ratable allocation of the premium and service fee among all parties named as insureds, that the premium on the Bond and service fee be, and it hereby is, allocated among the insured parties in the proportion that the higher of their minimum required or assigned coverage bears to the Coverage Amount;

FURTHER
VOTED:
That the officers of the Trust be, and each of them hereby is, authorized and directed to enter into an agreement, as required by paragraph (f) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, with the other named insureds under said Bond providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Trust and also by one or more of the other named insureds, the Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended;

FURTHER
VOTED:	That the Bond be, and it hereby is, approved;

FURTHER
VOTED:
That the appropriate officers of the Trust be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder; and

FURTHER
VOTED:
That the Secretary or any Assistant Secretary of the Trust shall file the Bond with the Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, I have hereunder set my hand this 23rd day of December 2010.

SUSAN S. NEWTON
Susan S. Newton
Assistant Secretary

Date:  December 23, 2010

Commonwealth of Massachusetts                                         )
                                                                                                     )      ss.
County of Suffolk                                                                     )

On this 23rd day of December 2010, before me, Martha J. Donovan, the undersigned Notary Public, personally appeared Susan S. Newton, who is personally known to me to be the person whose name is signed above, and acknowledged to me that she signed it voluntarily for its stated purpose as Assistant Secretary of the Trust and Accounts.

MARTHA J. DONOVAN
Martha J. Donovan
Notary Public

My commission expires: September 23, 2016

CERTIFICATE OF ASSISTANT SECRETARY

MFS Series Trust I
MFS Series Trust II
MFS Series Trust III
MFS Series Trust IV
MFS Series Trust V
MFS Series Trust VI
MFS Series Trust VII
MFS Series Trust VIII
MFS Series Trust IX
MFS Series Trust X
MFS Series Trust XI
MFS Series Trust XII
MFS Series Trust XIII
MFS Series Trust XIV
MFS Series Trust XV
MFS Municipal Series Trust
MFS Variable Insurance Trust
MFS Institutional Trust
Massachusetts Investors Trust
Massachusetts Investors Growth Stock Fund
MFS Growth Opportunities Fund
MFS California Municipal Fund
MFS Charter Income Trust
MFS Government Markets Income Trust
MFS High Income Municipal Trust
MFS High Yield Municipal Trust
MFS InterMarket Income Trust I
MFS Intermediate High Income Fund
MFS Intermediate Income Trust
MFS Investment Grade Municipal Trust
MFS Municipal Income Trust
MFS Multimarket Income Trust
MFS Special Value Trust

The undersigned, being the Assistant Secretary of the above-mentioned Trusts, (collectively, the “Trusts”), hereby certifies that the following is a complete, true and correct copy of the vote adopted by the Trustees of the Trusts on October 26, 2010, and that such vote has not been altered, amended or rescinded and is in full force and effect as of the date hereof.

[ALL]  Upon motion duly made and seconded, it was by all of the Independent Trustees voting together and then all of the Trustees present

Fidelity Bond Coverage and Premium Allocation

VOTED:
That it is the finding of the Trustees that the fidelity bonds written by ICI Mutual Insurance Company (ICI Mutual), Federal Insurance Company (Chubb), and Hartford, (collectively, the "Bond") in the aggregate amount of $55 million (the “Coverage Amount”), covering, among others, Trustees, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, are reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust, the nature of the Trust's securities, the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties;

FURTHER
VOTED:
That after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond, the amount of the premium and the ratable allocation of the premium and service fee among all parties named as insureds, that the premium on the Bond and service fee be, and it hereby is, allocated among the insured parties in the proportion that the higher of their minimum required or assigned coverage bears to the Coverage Amount;

FURTHER
VOTED:
That the officers of the Trust be, and each of them hereby is, authorized and directed to enter into an agreement, as required by paragraph (f) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, with the other named insureds under said Bond providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Trust and also by one or more of the other named insureds, the Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended;

FURTHER
VOTED:	That the Bond be, and it hereby is, approved;

FURTHER
VOTED:
That the appropriate officers of the Trust be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder; and

FURTHER
VOTED:
That the Secretary or any Assistant Secretary of the Trust shall file the Bond with the Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, I have hereunder set my hand this 23rd day of December 2010.

SUSAN S. NEWTON
Susan S. Newton
Assistant Secretary

Date:  December 23, 2010

Commonwealth of Massachusetts                                          )
                          )      ss.
County of Suffolk                                                                      )

On this 23rd day of December 2010, before me, Martha J. Donovan, the undersigned Notary Public, personally appeared Susan S. Newton, who is personally known to me to be the person whose name is signed above, and acknowledged to me that she signed it voluntarily for its stated purpose as Assistant Secretary for the MFS Funds.

MARTHA J. DONOVAN
Martha J. Donovan
Notary Public

My commission expires: September 23, 2016

FIDELITY BOND CLAIM AGREEMENT

THIS MASTER FIDELITY BOND CLAIM AGREEMENT dated November 1, 1993, as amended and restated June 12, 2002, as amended and restated March 1, 2008, by and among (i) each of the funds listed from time to time in Exhibit A (collectively, the “Funds” or “Fund Parties”) and (ii) Massachusetts Financial Services Company (“MFS”), MFS Service Center, Inc. (“MFSC”), MFS Fund Distributors, Inc. (“MFD”), MFS Heritage Trust Company, MFS Institutional Advisors, Inc., and MFS International Ltd., (collectively, the “MFS Parties”).

WHEREAS, MFS or certain other MFS Parties act as investment adviser to all of the Funds and certain other clients, MFD acts as distributor for certain of the Funds and MFSC acts as the transfer and shareholder servicing agent for certain of the Funds; and from time to time hereafter each may act in the same capacities with respect to other clients including other investment companies;

WHEREAS, all the parties hereto are named insureds under broker’s blanket bonds issued by each of the insurance companies listed from time to time in Exhibit B, and/or such other insurance companies as from time to time may insure parties hereto as such bonds may be amended and/or restated from time to time (collectively the “Bonds”);

WHEREAS, the parties desire to establish (i) the criteria by which the premium for the Bonds shall be allocated among the parties, (ii) the basis on which additional investment companies for which MFS, or any subsidiary thereof, may hereafter act as investment adviser and/or for which MFD may act as distributor, and additional affiliates of MFS may from time to time be added as named insureds under the Bonds and (iii) the criteria by which losses in excess of the face amounts of the Bonds shall be allocated among the parties.

NOW THEREFORE, it is agreed as follows:

1. Each of the Funds shall pay a portion of each premium which shall be determined as of a specified date (the “Date”) which is the same date for all Fund Parties by calculating the proportion which the minimum amount of fidelity bond coverage required for such Fund (calculated in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended, (“Rule 17g-1”)) bears to the total amount of coverage provided for under the Bonds and applying said proportion to the total annual premium.  The amount remaining after calculating the portions of the premium to be paid by the Funds shall be paid by MFS or such MFS Parties as MFS shall determine.

2. If one or more of the insurance companies listed in Exhibit B (or such other insurers as from time to time may insure the parties hereto) are willing without additional premium until the next renewal date to add, as an insured under any of the Bonds, (i) any investment company permitted to be included on the Bonds pursuant to Rule 17g-1 for which MFS (or any subsidiary thereof) may act as investment adviser and/or for which MFD may act as distributor, or (ii) any affiliate of MFS permitted to be included on the Bonds pursuant to Rule 17g-1, the parties hereto agree (a) that such addition may be made, (b) that such investment company shall become a party to this Agreement and be included within the terms “Funds” and “Fund Parties” and (c) that such affiliate shall become a party to this Agreement and be included within the term “MFS Parties.”

3. In the event that the claims of loss of two or more insureds under the Bonds are so related that the insurer is entitled to assert that the claims must be aggregated with the result that the claims exceed the face amount of the Bonds but the total amount payable on such claims is limited to the face amount of the Bonds, the following rules for determining, as among such insureds, the priority of satisfaction of the claims under the Bonds shall apply:

A. All claims of Funds which have been duly proved and established under the Bonds shall be satisfied in full before satisfaction of any claims of MFS or other MFS Parties, if any.

B. If the claims of Funds which have been duly proved and established under the Bonds exceed the face amount of the Bonds, the insurance proceeds shall be applied to those claims in the following manner:

(i)
first, the insurance proceeds shall be applied to the claim of each Fund up to its respective minimum fidelity bond requirement as determined pursuant to paragraph one above with respect to the Funds; and

(ii)
the remaining amount of insurance proceeds then shall be applied to the unsatisfied claims of the Funds in proportion to their respective minimum fidelity bond requirements as determined pursuant to paragraph one above with respect to the Funds.

C. If after giving effect to Paragraph A there remains a portion of the insurance under the Bonds available for the satisfaction of claims of MFS or other MFS Parties, if any, which have been duly proved and established under the Bonds, such remainder shall be applied as MFS shall determine.

4.           This Agreement hereby supercedes all prior or contemporaneous agreements among the parties hereto (or any two or more of them) (which other agreements may include other parties) relating to the subject matter hereof.

5.           The Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

6.           Exhibit A hereto may be amended from time to time to reflect the changes in the funds insured under the Bonds.

7.           Exhibit B hereto may be amended from time to time to reflect the changes in the insurance companies issuing the Bonds.

8.           A copy of the Declaration of Trust of each Fund is on file with the Secretary of State of The Commonwealth of Massachusetts.  Each party hereto acknowledges that the obligations of or arising out of this Agreement are not binding upon any of the Fund’s Trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Fund.  If this Agreement is executed by the Fund on behalf of one or more series of the Fund, each party hereto further acknowledges that the assets and liabilities of each series are separate and distinct and that the obligations of or arising out of this Agreement concerning a series are binding solely upon the assets or property of such series and not upon the assets or property of any other series.

9.           This Agreement may be amended or modified only with the prior written consent of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered in their names and on their behalf by the undersigned officers, thereunto duly authorized, all as of the first day of March 2008.

MASSACHUSETTS FINANCIAL SERVICES COMPANY
MFS SERVICE CENTER, INC.
MFS FUND DISTRIBUTORS, INC.
MFS INSTITUTIONAL ADVISORS, INC.
MFS INTERNATIONAL LTD.

By:           MARK N. POLEBAUM
Mark N. Polebaum
Secretary

MFS HERITAGE TRUST COMPANY

By:           MARIA F. DIORIODWYER
Maria F. DiOrioDwyer
Chairman

On Behalf of the Funds Listed From Time to Time
On Exhibit A Hereto:

By:           SUSAN S. NEWTON
Susan S. Newton
Assistant Secretary or Assistant Clerk

FIDELITY BOND CLAIM AGREEMENT
EXHIBIT A
As of October 1, 2010

MFS FUNDS BOARD PRODUCTS:
MFS SERIES TRUST I
MFS Cash Reserve Fund
MFS Core Equity Fund
MFS Core Growth Fund
MFS New Discovery Fund
MFS Research International Fund
MFS Technology Fund
MFS Value Fund

MFS SERIES TRUST II
MFS Growth Fund

MFS SERIES TRUST III
MFS High Income Fund
MFS High Yield Opportunities Fund
MFS Municipal High Income Fund

MFS SERIES TRUST IV
MFS Government Money Market Fund
MFS Mid Cap Growth Fund
MFS Money Market Fund

MFS SERIES TRUST V
MFS Research Fund
MFS Total Return Fund
MFS International New Discovery Fund

MFS SERIES TRUST VI
MFS Global Equity Fund
MFS Global Total Return Fund
MFS Utilities Fund

MFS SERIES TRUST VII
MFS Asia Pacific Ex-Japan Fund
MFS European Equity Fund MFS Latin American Fund

MFS SERIES TRUST VIII
MFS Global Growth Fund
MFS Strategic Income Fund

MFS SERIES TRUST IX
MFS Bond Fund
MFS Inflation-Adjusted Bond Fund
MFS Limited Maturity Fund
MFS Municipal Limited Maturity Fund
MFS Research Bond Fund
MFS Research Bond Fund J

MFS SERIES TRUST X
MFS Aggressive Growth Allocation Fund
MFS Conservative Allocation Fund
MFS Emerging Markets Debt Fund
MFS Emerging Markets Equity Fund
MFS Global Bond Fund -MFS Growth Allocation Fund
MFS International Diversification Fund
MFS International Growth Fund
MFS International Value Fund
MFS Moderate Allocation Fund

MFS SERIES TRUST XI
MFS Blended Research Core Equity Fund
MFS Mid Cap Value Fund

MFS SERIES TRUST XII
MFS Lifetime Retirement Income Fund
MFS Lifetime 2010 Fund
MFS Lifetime 2020 Fund
MFS Lifetime 2030 Fund
MFS Lifetime 2040 Fund
MFS Lifetime 2050 Fund
MFS Sector Rotational Fund

MFS SERIES TRUST XIII
MFS Diversified Income Fund
MFS Global Real Estate Fund
MFS Government Securities Fund

MFS SERIES TRUST XIV
MFS Institutional Money Market Portfolio

MFS SERIES TRUST XV
MFS Commodity Strategy Fund
MFS Diversified Target Return Fund

STAND-ALONE FUNDS

Massachusetts Investors Growth Stock Fund
Massachusetts Investors Trust

CLOSED-END FUNDS
MFS California Municipal Fund
MFS Charter Income Trust
MFS Government Markets Income Trust
MFS High Income Municipal Trust
MFS High Yield Municipal Trust
MFS InterMarket Income Trust I
MFS Intermediate High Income Fund
MFS Intermediate Income Trust
MFS Investment Grade Municipal Trust
MFS Multimarket Income Trust
MFS Municipal Income Trust
MFS Special Value Trust

MFS MUNICIPAL SERIES TRUST
MFS Alabama Municipal Bond Fund
MFS Arkansas Municipal Bond Fund
MFS California Municipal Bond Fund
MFS Florida Municipal Bond Fund
MFS Georgia Municipal Bond Fund
MFS Maryland Municipal Bond Fund
MFS Massachusetts Municipal Bond Fund
MFS Mississippi Municipal Bond Fund
MFS New York Municipal Bond Fund
MFS North Carolina Municipal Bond Fund
MFS Pennsylvania Municipal Bond Fund
MFS South Carolina Municipal Bond Fund
MFS Tennessee Municipal Bond Fund
MFS Virginia Municipal Bond Fund
MFS West Virginia Municipal Bond Fund
MFS Municipal Income Fund

MFS VARIABLE INSURANCE TRUST
MFS Core Equity Series
MFS Growth Series
MFS Global Equity Series
MFS High Income Series
MFS Investors Growth Stock Series
MFS Investors Trust Series
MFS Mid Cap Growth Series
MFS New Discovery Series
MFS Research Bond Series
MFS Research International Series
MFS Research Series
MFS Strategic Income Series
MFS Total Return Series
MFS Utilities Series
MFS Value Series

MFS INSTITUTIONAL TRUST
MFS Institutional International Equity Fund
MFS Institutional Large Cap Value Fund

COMPASS BOARD PRODUCTS:
MFS VARIABLE INSURANCE TRUST II
MFS Blended Research Core Equity Portfolio
MFS Blended Research Growth Portfolio
MFS Blended Research Value Portfolio
MFS Bond Portfolio
MFS Core Equity Portfolio
MFS Growth Portfolio
MFS Emerging Markets Equity Portfolio
MFS Global Governments Portfolio
MFS Global Growth Portfolio
MFS Global Research Portfolio
MFS Global Tactical Allocation Portfolio
MFS Government Securities Portfolio
MFS High Yield Portfolio
MFS International Growth Portfolio
MFS International Value Portfolio
MFS Massachusetts Investors Growth Stock Portfolio
MFS Mid Cap Growth Portfolio
MFS Money Market Portfolio
MFS New Discovery Portfolio
MFS Research International Portfolio
MFS Strategic Income Portfolio
MFS Technology Portfolio
MFS Total Return Portfolio
MFS Utilities Portfolio
MFS Value Portfolio

COMPASS VARIABLE ACCOUNTS
Capital Appreciation Variable Account
Government Securities Variable Account
Global Governments Variable Account
High Yield Variable Account
Money Market Variable Account
Total Return Variable Account

200870

FIDELITY BOND CLAIM AGREEMENT
EXHIBIT B
As of November 1, 2010

ICI Mutual Insurance Company (ICI)
Federal Insurance Company (Chubb)
Hartford (Hartford)

NOTICE:  THIS IS A CLAIMS MADE POLICY, EXCEPT AS MAY BE OTHERWISE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY IS LIMITED TO LIABILITY FOR ACTS COVERED BY UNDERLYING INSURANCE (ITEM D.) FOR WHICH CLAIMS ARE FIRST MADE AGAINST THE INSURED(S) WHILE THE POLICY IS IN FORCE.  THIS POLICY DOES NOT PROVIDE FOR THE UNDERWRITERS TO DEFEND THE INSURED, AND ANY DEFENSE COSTS AND OTHER CLAIM EXPENSE COVERED UNDER THE POLICY IS PART OF AND NOT IN ADDITION TO THE LIMIT OF LIABILITY.  PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

ITEM A.    Name of Insured:  (hereinafter called the "Insured")       Address of Insured:
MASSACHUSETTS SERVICES COMPANY                                      500 BOYLSTON STREET
DBA MFS INVESTMENT MANAGEMENT                                       BOSTON, MA 02116

ITEM B.      Policy Period:  From 12:01 a.m. on 11/01/10 12:01 a.m. on 11/01/11
(Standard Time at the address stated in Item A)

ITEM C.     LIMIT OF LIABILITY:  SEE FORM # UE00H07500 Aggregate each Policy Period, Including claim expense.

ITEM D.     SCHEDULE OF UNDERLYING INSURANCE:

(1) Primary Policy:

Company:	SEE FORM # UE00H07500

Policy Number:

                               Limit of Liability:

(2) Underlying Excess Policy(ies):	SEE FORM # UE00H07500

ITEM E.	ENDORSEMENTS EFFECTIVE AT INCEPTION: SEE FORM # GU207

ITEM F.	TERMINATION OF PRIOR POLICY(IES): N/A

ITEM G.     DISCOVERY CLAUSE:

(1)  Additional Premium:        N/A

(2)  Additional Period:            N/A

ITEM H.     POLICY PERIOD PREMIUM:  $24,130.00

  December 7, 2010
__________________________________________
AUTHORIZED REPRESENTATIVE                              DATE
____________________________________________________________________________________________________________
UE 00 H001 00 1001                                                                        COPY OF ORIGINAL POLICY

                                             GU 207
                                                      (06-78)

ENDORSEMENT

This endorsement, effective 12:01 a.m.,        11/01/10

Forms part of policy number:    00 FI 0266810 10

Issued to:           MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS INVESTMENT

By:                      TWIN CITY FIRE INSURANCE CO.

SCHEDULE OF FORMS AND ENDORSEMENTS

RN00N02600                                05/93         IN WITNESS PAGE

1.           UE00H07500                                12/05           EXCESS FIDELITY AMEND DECLARATIONS ENDORSEMENT

2.           UE00M18000                                12/10           NON-CANCELABLE EXCEPT FOR NON-PAYMENT OF PREMIUM

3.           HG00H00901                                07/08           AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

4.           HG000780100                                10/04          ACCEPTANCE OF OTHER CARRIER’S APPLICATION

5.           UE00H077100                                06/06          EXCESS FIDELITY ENDORSEMENT WHEN PRIMARY POLICY IS PER
                                                                                          LOSS POLICY

6.           UE00H07900                                03/06            UNIVERSAL EXCESS OVER CRIME COVERAGE ONLY ENDORSEMENT

7.           UE00H08201                                12/06            EXHAUSTION OF UNDERLYING INSURANCE

      HR00H09300                                02/07           PRODUCER COMPENSATION NOTICE

COPY OF ORIGINAL POLICY
REV. ED. Date 04/02)
GU 207 (06-78)

COPY OF ORIGINAL POLICY

The Hartford

UNIVERSAL EXCESSTM POLICY

I.           INSURING AGREEMENT

The Insurer designated in the Declarations (a Stock Insurance Company herein called the "Underwriters"), in consideration of the payment of the premium and in reliance upon any application, materials or information made available by or on behalf of the Insured(s) to the Underwriters during the application or proposal process, and subject to all of the terms, conditions and exclusions of this policy, agrees with the Insured(s) as follows:

The Underwriters shall provide the Insured(s) with insurance during the Policy Period which is in excess of the total limits of liability and any retention/deductible under all Underlying Insurance, as set forth in Item D of the Declarations, whether collectible or not.

II.           LIMIT OF LIABILITY

A.
It is expressly agreed that liability for any loss shall attach to the Underwriters only after the Primary and Underlying Excess insurers shall have paid the full amount of their respective liability (hereinafter referred to as the "Underlying Insurance") or the Insured(s) shall have paid the full amount of such liability due to the financial insolvency of an insurer of the Underlying Insurance.  The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in Item C of the Declarations, which shall be the maximum liability of the Underwriters in each Policy Period.

B.
In the event of the reduction or exhaustion of the aggregate limits of liability under the Primary and Underlying Excess Policy(ies) by reason of losses paid thereunder for claims first made while this policy is in force, this policy shall:

(1)	in the event of such reduction, continue in force excess of the reduced Primary and Underlying Insurance; or
(2)	in the event of exhaustion, continue in force as primary insurance, subject to the Underwriters' Limit of Liability and to the other terms, conditions and exclusions of this policy,

provided always that in the latter event this policy shall only pay excess of the retention/deductible applicable to such primary insurance as set forth in the Primary Policy, which shall be applied to any subsequent loss in the same manner specified in such primary insurance. Notice of exhaustion of Underlying Insurance shall be given the Underwriters upon such exhaustion. Nothing herein shall be construed to provide for any duty on the part of the Underwriters to defend any Insured or to pay defense or any claim expenses in addition to the Limit of Liability set forth in Item C of the Declarations.

C.
If the Primary Policy contains a specific grant of coverage that is subject to a sub-limit of liability, then coverage under this policy shall not apply to any claim which is subject to such sub-limit of liability.  However, any such claim shall be recognized under this policy solely for purposes of reducing or exhausting, to any extent, the Underlying Insurance.

III.           PRIMARY AND UNDERLYING INSURANCE

A.
This policy is subject to the same warranties, terms, conditions, definitions, exclusions and endorsements (except as regards the premium, the amount and limits of liability, and duty to defend, and except as otherwise provided herein) as are contained in or as may be added to the Primary Policy, together with all the warranties, terms, conditions, exclusions and limitations contained in or added by endorsement to any Underlying Excess Policy(ies).  In no event shall this policy grant broader coverage than is provided by the most restrictive Primary or Underlying Excess Policy(ies).

B.
It is a condition precedent to this policy that the policy(ies) of the Primary and Underlying Excess Insurers shall be maintained in full effect while this policy is in force except for any reduction of the aggregate limits contained therein (as provided for in Section II., B. above).

C.
Failure of the Insured to comply with the foregoing shall not invalidate this policy, but in the event of such failure, the Underwriters shall be liable only to the extent that it would have been liable had the Insured complied therewith.  To the extent that any Underlying Insurance is not maintained in full effect while this policy is in force, the Insured(s) shall be deemed to be self-insured for the amount of the limit of liability of the Underlying Insurance which is not maintained as set forth above.

UE 00 H002 00 1004                                        Page 1 of 3

COPY OF ORIGINAL POLICY

IV.           COSTS, CHARGES, EXPENSES AND COOPERATION

A.
No costs, charges or expenses for investigation or defense of claims shall be incurred, or settlements made, without the Underwriters' written consent, such consent not to be unreasonably withheld; however, in the event of such consent being given, the Underwriters will pay, subject to the provisions of Section II., such costs, settlements, charges or expenses.

B.
The Underwriters may, at their sole option, elect to participate in the investigation, settlement or defense of any claim even if the Underlying Insurance has not been exhausted. The Insured(s) shall, as a condition precedent to their rights under this policy, give to the Underwriters all information and cooperation as the Underwriters may reasonably require and shall do nothing that may prejudice the Underwriters’ position or its potential or actual rights of recovery.

V.           GENERAL CONDITIONS

A.         Definitions

1.	Insured(s) means those individuals and/or entities insured under the Underlying Insurance.
2.	Primary Policy means the policy scheduled in Item D(1) of the Declarations.
3.	Underlying Excess Policy(ies) means the policy(ies) scheduled in Item D(2) of the Declarations.
4.	Underlying Insurance means all those policies scheduled in Item D of the Declarations.
5.	Policy Period means the period set forth in Item B of the Declarations, subject to prior cancellation pursuant to Section V. C.

B.         Discovery Clause

If the Insured(s) elect and are granted a discovery period or extended reporting period under the Underlying Insurance, then the Insured(s) shall have the same ability to elect a discovery period or extended reporting period under this policy by: (i) satisfying the conditions as set forth in the Underlying Insurance; and (ii) paying the additional premium set forth in Item G(1) of the Declarations.  If elected, the discovery period or extended reporting period shall be for the period of time set forth in Item G(2) of the Declarations.

C.         Cancellation Clause

The Underwriter may cancel this policy for non-payment of premium by sending not less than ten (10) days notice to the Insured(s) at their last known address.  The Underwriter may not otherwise cancel this policy.  This policy may be cancelled by the Insured(s) in accordance with the conditions of the Underlying Insurance.  If the policy shall be cancelled by the Insured(s), the Underwriters shall retain the customary short rate proportion of the premium hereon.

D.         Termination of Prior Policy(ies)

The taking effect of this policy shall terminate, if not already terminated, the policy(ies) specified in Item F of the Declarations.

E.         Notice

The Underwriters shall be given notice in writing as soon as practicable: (a) in the event of the cancellation or non-renewal of any Underlying Insurance; and (b) of any additional or return premiums charged or paid in connection with any Underlying Insurance.

Any changes in coverage in the Underlying Insurance or any changes in the Insured(s) that would require notice under the Underlying Insurance shall be reported to the Underwriters as soon as practicable and the Insured(s) shall, upon request, furnish the Underwriters with copies of such changes.  The Underwriters shall not be subject to such changes without the Underwriter’s consent, such consent not to be unreasonably withheld.

UE 00 H002 00 1004                                        Page 2 of 3

COPY OF ORIGINAL POLICY

In the event any claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at 2 Park Ave, 5th Floor, New York, NY 10016, ATTN:  Hartford Financial Products Claims Division [Fax # (917) 464-5972], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.

UE 00 H002 00 1004                                        Page 3 of 3

COPY OF ORIGINAL POLICY

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

TWIN CITY FIRE INSURANCE COMPANY
HOME OFFICE - INDIANAPOLIS, INDIANA
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Donald C. Hunt, Secretary	Juan Andrade, President & COO

COPY OF ORIGINAL POLICY

                                               ENDORSEMENT NO. 1

This endorsement, effective 12:01 a.m.,    11/01/10

Forms part of policy number:   00 FI 0266810 10

Issued to:           MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS INVESTMENT

By:                      TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

EXCESS FIDELITY AMEND DECLARATIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that the DECLARATIONS is amended as follows:

NOTICE is deleted and replaced with the following:

NOTICE:
THE COMPANY AGREES WITH THE INSURED NAMED BELOW THAT THE COVERAGE AFFORDED BY THIS POLICY SHALL FOLLOW ALL OF THE TERMS AND CONDITIONS OF THE PRIMARY COVERAGE LISTED IN THE SCHEDULE OF UNDERLYING INSURANCE SET FORTH IN ITEM D. BELOW SUBJECT, HOWEVER, TO THE SPECIAL CONDITIONS APPLICABLE TO THIS POLICY AND ANY ENDORSEMENTS ATTACHED HERETO.

ITEM C.    LIMIT OF LIABILITY is deleted and replaced with the following:

ITEM C.     LIMIT OF LIABILITY:

Coverage	Description	Limit of Liability
Insuring Agreement 1	Employee Theft	$10,000,000 excess of $45,000,000
Insuring Agreement 2	On Premises	$10,000,000 excess of $45,000,000
Insuring Agreement 3	In Transit	$10,000,000 excess of $45,000,000
Insuring Agreement 4	Forgery or Alteration	$10,000,000 excess of $45,000,000
Insuring Agreement 5	Extended Forgery	$10,000,000 excess of $45,000,000
Insuring Agreement 6	Counterfeit Money	$10,000,000 excess of $45,000,000
Insuring Agreement 7	Threats To Person	$10,000,000 excess of $45,000,000
Insuring Agreement 8	Computer System	$10,000,000 excess of $45,000,000
Insuring Agreement 9	Voice Initiated Funds Transfer Instruction	$10,000,000 excess of $45,000,000
Insuring Agreement 10	Uncollectible Items of Deposit	NOT COVERED
Insuring Agreement 11	Audit Expense	NOT COVERED
Insuring Agreement 12	Unauthorized Signature	$10,000,000 excess of $45,000,000
Insuring Agreement 13	Claim Expense	NOT COVERED
Insuring Agreement 14	Automated Phone System	$10,000,000 excess of $45,000,000
Insuring Agreement 15	Computer System & Voice Instruction	$10,000,000 excess of $45,000,000
Insuring Agreement 16	Destruction of Data or Programs by Hacker	$10,000,000 excess of $45,000,000
Insuring Agreement 17	Destruction of Date or Programs by Virus	$10,000,000 excess of $45,000,000

The Company’s Limit of Liability for each Coverage for which an amount is inserted above shall be in excess of all Underlying Insurance shown in the Schedule of Underlying Insurance below plus any Deductible Amount shown as applicable to the Primary Coverage.

ITEM D.  SCHEDULE OF UNDERLYING INSURANCE is deleted and replaced with the following:

ITEM D.  SCHEDULE OF UNDERLYING INSURANCE

Primary Coverage (Co-Surety)	Carrier: FEDERAL INSURANCE COMPANY (Lead $25,000,00 part of $45,000,000
Policy No.: 81391896
Carrier: ICI MUTUAL INSURANCE COMPANY ($20,000,000 part of $45,000,000 primary co-surety with Federal Insurance Company.
Policy No.: 87067110B

Coverage	Description	Limit of Liability	Deductible
Insuring Agreement 1	Employee	$25,000,000	$100,000
Insuring Agreement 2	On Premises	$25,000,000	$100,000
Insuring Agreement 3	In Transit	$25,000,000	$100,000
Insuring Agreement 4	Forgery or Alteration	$25,000,000	$100,000
Insuring Agreement 5	Extended Forgery	$25,000,000	$100,000
Insuring Agreement 6	Counterfeit Money	$25,000,000	$100,000
Insuring Agreement 7	Threats to Person	NOT COVERED	NOT COVERED
Insuring Agreement 8	Computer System	See Endorsement	See Endorsement
Insuring Agreement 9	Voice Initiated Funds Transfer Instructions	See Endorsement	See Endorsement
Insuring Agreement 10	Uncollectible Items of Deposit	$250,000	$100,000
Insuring Agreement 11	Audit Expense	$250,000	$100,000
Insuring Agreement 12	Unauthorized Signature	$25,000,000	$100,000
Insuring Agreement 13	Claims Expense	$250,000	$100,000
Insuring Agreement 14	Automated Phone System	$25,000,000	$100,000
Insuring Agreement 15	Computer Systems & Voice Instruction	$25,000,000	$100,000
Insuring Agreement 16	Destruction of Data or Programs by Hacker	$25,000,000	$100,000
Insuring Agreement 17	Destruction of Data or Programs by Virus	$25,000,000	$100,000

COPY OF ORIGINAL POLICY

Other Underlying Coverage           ☒  None                        ☐ See Schedule Below

ITEM F.	TERMINATION OF PRIOR POLICY(IES):

The Insured by the acceptance of the Policy gives notice to the Company terminating or canceling prior bond(s) or policy(ies) No.(s)  N/A  such termination or cancellation to be effective as of the time this Policy becomes effective.

ITEM G.  DISCOVERY CLAUSE is deleted in its entirety.

All other terms and conditions remain unchanged.

COPY OF ORIGINAL POLICY

                                           ENDORSEMENT NO. 2

This endorsement, effective 12:01 a.m.,        11/01/10

Forms part of policy number:       00 FI 0266810 10

Issued to:           MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS INVESTMENT

By:                      TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

NON-CANCELABLE EXCEPT FOR NON-PAYMENT OF PREMIUM

This endorsement modifies insurance provided under:

UNIVERSAL EXCESS POLICY

It is agreed that section V. GENERAL CONDITIONS C. Cancellation Clause is deleted in its entirety and replaced with the following:

C.           Cancellation Clause

This Policy may be canceled by the Insurer only for failure to pay a premium when due by mailing to the Insured written notice stating when, not less than thirty (30) days thereafter, such cancellation shall be effective.

It is further agreed that if this policy is canceled by the Insured, the Insured will be entitled to a pro-rata portion of the premium.

All other terms and conditions remain unchanged.

COPY OF ORIGINAL POLICY

                                          ENDORSEMENT NO. 3

This endorsement, effective 12:01 a.m.,         11/01/10

Forms part of policy number:      00 FI 0266810 10

Issued to:          MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS INVESTMENT

By:                      TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

Notice of Claim or Wrongful Act

A notice of any Claim or Wrongful Act shall be given in writing to the following:

Via mail:                                   The Hartford
            Claims Department
            Hartford Financial Products
            2 Park Avenue, 5th Floor
            New York, New York 10016

or

Via email:                             HFPClaims@thehartford.com

or

Via Facsimile:                                 (212) 277-0945

B.
Where it is stated in the policy or declarations page that a notice of any Claim or Wrongful Act shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any Claim or Wrongful Act shall be given in writing to the following:

Via mail:                                   The Hartford
                Claims Department
            Hartford Financial Products
            2 Park Avenue, 5th Floor
            New York, New York 10016

or

Via email:                             HFPClaims@thehartford.com

or

Via Facsimile:                                   (212) 277-0945

COPY OF ORIGINAL POLICY

II.           All Other Notices

A. All notices other than a notice of Claim or Wrongful Act shall be given in writing to the following

The Hartford
Compliance Department
Hartford Financial Products
2 Park Avenue, 5th Floor
New York, New York 10016

B.
With the exception of notice of a Claim or Wrongful Act, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of Claim or Wrongful Act shall be given in writing to the following:

The Hartford
Compliance Department
Hartford Financial Products
2 Park Avenue, 5th Floor
New York, New York 10016

All other terms and conditions remain unchanged.

COPY OF ORIGINAL POLICY

                                               ENDORSEMENT NO. 4

This endorsement, effective 12:01 a.m.,      11/01/10

Forms part of policy number:                         00 FI 0266810 10

Issued to:          MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS INVESTMENT

By:                      TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

ACCEPTANCE OF OTHER CARRIER’S APPLICATION

Wherever used in this endorsement: 1) “Insurer” means the insurance company which issued this policy, its parent, affiliates and subsidiaries and (2) “Insured” means the Named of Insured, Name of Company, Name of Partnership, Parent Company, Name of Insured Plan or Trust, Name of Insured Entity, Named Entity, Named Real Estate Investment Trust(s), Name of Sponsor Company or Insured stated in ITEM A or ITEM 1 of the Declarations Page.

In granting coverage under this Policy, the Insurer has relied upon the declarations and statements contained in the below referenced application(s) (including materials attached thereto) as being true, accurate and complete and responsive to the questions and requests for information contained in the Insurer’s application.  It is further agreed that the Insureds warrant and represent to the Insurer that the declarations and statements made in such application:  (i) were true, accurate and complete on the date of such original application; and (ii) are true, accurate and complete as of the later of Inception Date of this Policy or the date on which the coverage under this Policy was bound by the Insurer.  All such declarations and statements shall be deemed to be material to the risk assumed by the Insurer, are the basis of this Policy and are to be considered as incorporated into this Policy.  Insured acknowledges that Insurer is relying on the information contained in the below referenced application(s), and any material submitted to Insurer therewith, in any decision it makes to issue the Policy.

TYPE OF POLICY APPLICATION                                       CARRIER-APPLICATION/FORM#                DATE SIGNED

☒  INVESTMENT CO. ASSET PROTECTION                              17-03-0134 (REV. 3-00)                               09/07/10

It is further agreed that if the above described declarations and statements are not true, accurate and complete, any claim arising from any matter not accurately or completely disclosed or disclosed at all shall be excluded from coverage.

All other terms and conditions remain unchanged.

COPY OF ORIGINAL POLICY

                      ENDORSEMENT NO. 5

This endorsement, effective 12:01 a.m.,              11/01/10

Forms part of policy number:         00 FI 0266810 10

Issued to:           MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS INVESTMENT

By:                      TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

EXCESS FIDELITY ENDORSEMENT WHEN PRIMARY POLICY IS PER LOSS POLICY

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that II. LIMIT OF LIABILITY is deleted in its entirety and replaced with the following:

C.
It is expressly agreed that liability for any loss shall attach to the Underwriters only after the Primary and Underlying Excess insurers shall have paid the full amount of their respective liability (hereinafter referred to as the "Underlying Insurance") or the Insured(s) shall have paid the full amount of such liability due to the financial insolvency of an insurer of the Underlying Insurance.  The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in Item C of the Declarations, which shall be the maximum liability of the Underwriters in each Policy Period.

D.
If the Primary Policy contains a specific grant of coverage that is subject to a sub-limit of liability, then coverage under this policy shall not apply to any claim which is subject to such sub-limit of liability.  Excess coverage shall only apply to those Insuring Clauses noted on the Declarations.

It is agreed that III. PRIMARY AND UNDERLYING INSURANCE B. & C. are deleted and replaced with the following:

B.	It is a condition precedent to this policy that the policy(ies) of the Primary and Underlying Excess Insurers shall be maintained in full effect while this policy is in force.

C.
Failure of the Insured to comply with the foregoing shall not invalidate this policy, but in the event of such failure, the Underwriters shall be liable only to the extent that it would have been liable had the Insured complied therewith.  To the extent that any Underlying Insurance is not maintained in full effect while this policy is in force, the Insured(s) shall be deemed to be self-insured for the amount of the limit of liability of the Underlying Insurance which is not maintained as set forth above.

It is agreed that IV. COSTS, CHARGES, EXPENSES AND COOPERATION is deleted in its entirety:

It is agreed that V. GENERAL CONDITIONS B. is deleted.

It is agreed that V. GENERAL CONDITIONS C. is deleted and replaced with the following:

C.
The Underwriter may cancel this policy for non-payment of premium by sending not less than ten (10) days notice to the Insured(s) at their last known address.  In the event of cancellation, termination or non-renewal of the Primary Policy, this Policy shall be deemed to be canceled as of the effective date of cancellation, termination or non-renewal of such Primary Policy.

It is agreed that the last paragraph of V. GENERAL CONDITIONS E. is deleted and replaced with the following:

COPY OF ORIGINAL POLICY

In the event any claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at:  Hartford Financial Products Bond Claims Division, T-4, 690 Asylum Avenue, Hartford, CT 06115 [Fax # (860) 757-5835 or (860) 547-8265], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.

All other terms and conditions remain unchanged.

COPY OF ORIGINAL POLICY

                  ENDORSEMENT NO. 6

This endorsement, effective 12:01 a.m.,       11/01/10

Forms part of policy number:     00 FI 0266810 10

Issued to:              MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS INVESTMENT

By:                      TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

UNIVERSAL EXCESS OVER CRIME COVERAGE ONLY ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that wherever the term Limits of Liability appears in this policy, it shall have the same meaning as Limits of Insurance.

All other terms and conditions remain unchanged.

COPY OF ORIGINAL POLICY

                ENDORSEMENT NO. 7

This endorsement, effective 12:01 a.m.,         11/01/10

Forms part of policy number:       00 FI 0266810 10

Issued to:            MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS INVESTMENT

By:                      TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

EXHAUSTION OF UNDERLYING INSURANCE

This endorsement modifies insurance provided under:

UNIVERSAL EXCESS POLICY

Section II. LIMIT OF LIABILITY, A., is deleted and replaced by the following:

A.
It is expressly agreed that liability for any covered Loss shall attach to the Underwriters only after the Primary and Underlying Excess insurers or the Insured shall have paid the full amount of their respective liability for such covered Loss.  If the Insured shall pay, in the applicable legal currency, any such covered Loss, then the Underwriters shall recognize such payment for the depletion of the respective limits of liability of the Underlying Insurance.  In no way shall such payment by the Insured constitute a waiver of any terms, conditions or exclusions of the Underlying Insurance or this policy.  The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in Item C of the Declarations, which shall be the maximum liability of the Underwriters in each Policy Period.

All other terms and conditions remain unchanged.

COPY OF ORIGINAL POLICY

Producer Compensation Notice

You can review and obtain information on The Hartford’s
producer compensation practices at www.thehartford.com
or at 1-800-592-5717.

		Chubb Group of Insurance Companies		DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
		15 Mountain View Road, Warren, New Jersey 07059		COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):				Bond Number: 81391896

MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT				FEDERAL INSURANCE COMPANY

500 BOYLSTON STREET				Incorporated under the laws of Indiana
BOSTON, MA 02116				a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

___________________________________________________________________________________________________________
ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	November 1, 2010
		to	12:01 a.m. on	November 1, 2011

ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

DEDUCTIBLE
	INSURING CLAUSE			LIMIT OF LIABILITY	AMOUNT
	1.	Employee		$ 25,000,000	$ 100,000
	2.	On Premises		$ 25,000,000	$ 100,000
	3.	In Transit		$ 25,000,000	$ 100,000
	4.	Forgery or Alteration		$ 25,000,000	$ 100,000
	5.	Extended Forgery		$ 25,000,000	$ 100,000
	6.	Counterfeit Money		$ 25,000,000	$ 100,000
	7.	Threats to Person		$ Not Covered	$Not Covered
	8.	Computer System		$ See Endt.	$ See Endt.
	9.	Voice Initiated Funds Transfer Instruction		$ See Endt.	$ See Endt.
	10.	Uncollectible Items of Deposit		$ 250,000	$ 100,000
	11.	Audit Expense		$ 250,000	$ 100,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 22

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

	The COMPANY, in consideration of payment of the required premium, and in reliance
	on the APPLICATION and all other statements made and information furnished to the
	COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this
	Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED
	for:

___________________________________________________________________________________________________________
Insuring Clauses

Employee	1.	Loss resulting directly from Larceny or Embezzlement committed by any
		Employee, alone or in collusion with others.

___________________________________________________________________________________________________________
On Premises	2.	Loss of Property resulting directly from robbery, burglary, false pretenses,
		common law or statutory larceny, misplacement, mysterious unexplainable
		disappearance, damage, destruction or removal, from the possession, custody or
		control of the ASSURED, while such Property is lodged or deposited at premises
		located anywhere.

___________________________________________________________________________________________________________
In Transit	3.	Loss of Property resulting directly from common law or statutory larceny,
		misplacement, mysterious unexplainable disappearance, damage or destruction,
		while the Property is in transit anywhere:

		a.	in an armored motor vehicle, including loading and unloading thereof,

		b.	in the custody of a natural person acting as a messenger of the ASSURED,
			or

		c.	in the custody of a Transportation Company and being transported in a
			conveyance other than an armored motor vehicle provided, however, that
			covered Property transported in such manner is limited to the following:

			(1) written records,

			(2) securities issued in registered form, which are not endorsed or are
			restrictively endorsed, or

			(3) negotiable instruments not payable to bearer, which are not endorsed
			or are restrictively endorsed.

		Coverage under this INSURING CLAUSE begins immediately on the receipt of
		such Property by the natural person or Transportation Company and ends
		immediately on delivery to the premises of the addressee or to any representative
		of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 1 of 19

Insuring Clauses
(continued)

Forgery Or Alteration	4.	Loss resulting directly from:
		a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

		b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under
INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING
CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

___________________________________________________________________________________________________________
Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

		a.	acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original
Securities, documents or other written instruments which prove to:

(1) bear a Forgery or a fraudulently material alteration,

(2) have been lost or stolen, or

(3) be Counterfeit, or

		b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an
Employee, Custodian, or a Federal or State chartered deposit institution of the
ASSURED is a condition precedent to the ASSURED having relied on such items.
Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.
ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 2 of 19

Insuring Clauses

Extended Forgery		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
(continued)		signature is treated the same as a handwritten signature.
___________________________________________________________________________________________________________

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any
Counterfeit money.
___________________________________________________________________________________________________________

Threats To Person	7.	Loss resulting directly from surrender of Property away from an office of the
ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

		a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

		b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of
Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the
ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

___________________________________________________________________________________________________________
Computer System	8.	Loss resulting directly from fraudulent:
		a.	entries of data into, or

		b.	changes of data elements or programs within,

a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 3 of 19

Insuring Clauses
(continued)

Voice Initiated Funds	9.	Loss resulting directly from Voice Initiated Funds Transfer Instruction directed
Transfer Instruction		to the ASSURED authorizing the transfer of dividends or redemption proceeds of
Investment Company shares from a Customer's account, provided such Voice
Initiated Funds Transfer Instruction was:

		a.	received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer
Instruction,

		b.	made by a person purporting to be a Customer, and

		c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated
Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the
COMPANY.
___________________________________________________________________________________________________________

Uncollectible Items of	10.	Loss resulting directly from the ASSURED having credited an account of a
Deposit		customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

		a.	redemptions or withdrawals to be permitted,

		b.	shares to be issued, or

		c.	dividends to be paid,

from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the
APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.
___________________________________________________________________________________________________________

Audit Expense	11.	Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this
Bond.
ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 4 of 19

General Agreements

Additional Companies	A.	If more than one corporation, or Investment Company, or any combination of
Included As Assured		them is included as the ASSURED herein:
(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The
COMPANY shall furnish each Investment Company with a copy of the
Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5) If the first named ASSURED ceases for any reason to be covered under this
Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

___________________________________________________________________________________________________________
Representation Made By	B.	The ASSURED represents that all information it has furnished in the
Assured		APPLICATION for this Bond or otherwise is complete, true and correct. Such
APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.
ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 5 of 19

General Agreements
(continued)

Additional Offices Or	C.	If the ASSURED, other than an Investment Company, while this Bond is in force,
Employees - Consolidation,		merges or consolidates with, or purchases or acquires assets or liabilities of
Merger Or Purchase Or		another institution, the ASSURED shall not have the coverage afforded under this
Acquisition Of Assets Or		Bond for loss which has:
Liabilities - Notice To		(1)	occurred or will occur on premises, or
Company
		(2)	been caused or will be caused by an employee, or
		(3)	arisen or will arise out of the assets or liabilities,
of such institution, unless the ASSURED:
		a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
		b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and
		c.	on obtaining such consent, pays to the COMPANY an additional premium.
__________________________________________________________________________________________________________

Change Of Control -	D.	When the ASSURED learns of a change in control (other than in an Investment
Notice To Company		Company), as set forth in Section 2(a) (9) of the Investment Company Act of
		1940,	the ASSURED shall within sixty (60) days give written notice to the
COMPANY setting forth:
		(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),
		(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
		(3)	the total number of outstanding voting securities.
Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

___________________________________________________________________________________________________________
Court Costs And	E.	The COMPANY will indemnify the ASSURED for court costs and reasonable
Attorneys’ Fees		attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING
CLAUSE 1., this Section shall only apply in the event that:
		(1)	an Employee admits to being guilty of Larceny or Embezzlement,
		(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 6 of 19

General Agreements

Court Costs And	(3)	in the absence of 1 or 2 above, an arbitration panel agrees, after a review of
Attorneys’ Fees		an agreed statement of facts between the COMPANY and the ASSURED,
(continued)		that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the
DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the
LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF
LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING
CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the
DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
	2.	of the DECLARATIONS for the applicable INSURING CLAUSE, the
COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.
ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 7 of 19

Conditions And
Limitations

Definitions	1.	As used in this Bond:
		a.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

		b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

		c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

		d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer
Instruction.

		e.	Employee means:

(1) an officer of the ASSURED,

(2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3) a guest student pursuing studies or performing duties in any of the
ASSURED'S premises,

(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

(6) an employee of an institution merged or consolidated with the
ASSURED prior to the effective date of this Bond,

(7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 8 of 19

Conditions And
Limitations

Definitions	(8)		each natural person, partnership or corporation authorized by written
(continued)			agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

		a.	creating, preparing, modifying or maintaining the ASSURED'S
computer software or programs, or

		b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

	(9)		any partner, officer or employee of an investment advisor, an underwriter
(distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to
Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

		a.	which is not an "affiliated person" (as defined in Section 2(a) of the
Investment Company Act of 1940) of an Investment Company or of
the investment advisor or underwriter (distributor) of such Investment
Company, or

		b.	which is a "bank" (as defined in Section 2(a) of the Investment
Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or
Embezzlement committed by any of the partners, officers or
employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the
ASSURED to the COMPANY, and the ASSURED shall execute all
papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.
ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 9of 19

Conditions And
Limitations

Definitions	f.	Forgery means the signing of the name of another natural person with the
(continued)		intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

	g.	Investment Company means any investment company registered under the
Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

	i.	Larceny or Embezzlement means larceny or embezzlement as defined in
Section 37 of the Investment Company Act of 1940.

	j.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-
sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the
ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the
ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

	k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such
Employee or partner and being related to them by blood, marriage or legal guardianship.

	l.	Securities, documents or other written instruments means original
(including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.
ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 10 of 19

Conditions And
Limitations

Definitions		m.	Subsidiary means any organization that, at the inception date of this Bond,
(continued)			is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

		n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

		o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

		p.	Voice Initiated Redemption means any redemption of shares issued by an
Investment Company which is requested by voice over the telephone.

		q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated
Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

__________________________________________________________________________________________________________
General Exclusions -	2.	This bond does not directly or indirectly cover:
Applicable to All Insuring		a.	loss not reported to the COMPANY in writing within sixty (60) days after
Clauses			termination of this Bond as an entirety;

		b.	loss due to riot or civil commotion outside the United States of America and
Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

		c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

		d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

		e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

		f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

		g.	loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 11 of 19

Conditions And
Limitations

General Exclusions -	h.	loss resulting from dishonest acts by any member of the Board of Directors
Applicable to All Insuring	or Board of Trustees of the ASSURED who is not an Employee, acting
Clauses	alone or in collusion with others;
(continued)	i.	loss, or that part of any loss, resulting solely from any violation by the
ASSURED or by any Employee:
(1)	of any law regulating:
a.	the issuance, purchase or sale of securities,
b.	securities transactions on security or commodity exchanges or the over the counter market,
c.	investment companies,
d.	investment advisors, or
(2)	of any rule or regulation made pursuant to any such law; or
j.	loss of confidential information, material or data;
k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING
CLAUSE 7. or 9.
__________________________________________________________________________________________________________

Specific Exclusions -	3.	This Bond does not directly or indirectly cover:
Applicable To All Insuring	a.	loss caused by an Employee, provided, however, this Section 3.a. shall not
Clauses Except Insuring	apply to loss covered under INSURING CLAUSE 2. or 3. which results
Clause 1.	directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;
b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:
(1)	to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the
ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or
(2)	to do damage to the premises or Property of the ASSURED;
c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;
d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING
CLAUSE 10.;
e.	loss of property while in the mail;
ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 12 of 19

Conditions And
Limitations

Specific Exclusions -		f.	loss resulting from the failure for any reason of a financial or depository
Applicable To All Insuring			institution, its receiver or other liquidator to pay or deliver funds or other
Clauses Except Insuring			Property to the ASSURED provided further that this Section 3.f. shall not
Clause 1.			apply to loss of Property resulting directly from robbery, burglary,
(continued)			misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the
ASSURED.

		g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING
CLAUSE 3.;

		h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or

		i.	loss resulting directly or indirectly from the input of data into a Computer
System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.
__________________________________________________________________________________________________________

Specific Exclusions -	4.	This bond does not directly or indirectly cover:
Applicable To All Insuring		a.	loss resulting from the complete or partial non-payment of or default on any
Clauses Except Insuring			loan whether such loan was procured in good faith or through trick, artifice,
Clauses 1., 4., And 5.			fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

		b.	loss resulting from forgery or any alteration;

		c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-	5.	At all times prior to termination of this Bond, this Bond shall continue in force for
Reduction And Non-		the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS,
Accumulation Of Liability		notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

		a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no
Employee is concerned or implicated, or

		b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

		c.	all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 13 of 19

Conditions And
Limitations

Limit Of Liability/Non-		d.	any one casualty or event other than those specified in a., b., or c. above,
Reduction And Non-		shall be deemed to be one loss and shall be limited to the applicable LIMIT OF
Accumulation Of Liability		LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of
(continued)		the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

		i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or

		ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

__________________________________________________________________________________________________________
Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this Bond,
or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE
AMOUNT, or the exact amount or details of loss may not then be known.
__________________________________________________________________________________________________________

Notice To Company -	7.	a.	The ASSURED shall give the COMPANY notice thereof at the earliest
Proof - Legal Proceedings			practicable moment, not to exceed sixty (60) days after discovery of loss, in
Against Company			an amount that is in excess of 50% of the applicable DEDUCTIBLE
AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

		b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

		c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

		d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

		e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.
ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 14 of 19

Conditions And
Limitations

Notice To Company -		f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall
Proof - Legal Proceedings			include electronic recordings of such instructions.
Against Company
(continued)

Deductible Amount	8.		The COMPANY shall not be liable under any INSURING CLAUSES of this Bond
			on account of loss unless the amount of such loss, after deducting the net amount
			of all reimbursement and/or recovery obtained or made by the ASSURED, other
			than from any Bond or policy of insurance issued by an insurance company and
			covering such loss, or by the COMPANY on account thereof prior to payment by
			the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
			ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event
			for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the
			DECLARATIONS.

			There shall be no deductible applicable to any loss under INSURING CLAUSE 1.
			sustained by any Investment Company.
__________________________________________________________________________________________________________

Valuation	9.		BOOKS OF ACCOUNT OR OTHER RECORDS
			The value of any loss of Property consisting of books of account or other records
			used by the ASSURED in the conduct of its business shall be the amount paid by
			the ASSURED for blank books, blank pages, or other materials which replace the
			lost books of account or other records, plus the cost of labor paid by the
			ASSURED for the actual transcription or copying of data to reproduce such books
			of account or other records.

			The value of any loss of Property other than books of account or other records
			used by the ASSURED in the conduct of its business, for which a claim is made
			shall be determined by the average market value of such Property on the
			business day immediately preceding discovery of such loss provided, however,
			that the value of any Property replaced by the ASSURED with the consent of the
			COMPANY and prior to the settlement of any claim for such Property shall be the
			actual market value at the time of replacement.

			In the case of a loss of interim certificates, warrants, rights or other securities, the
			production of which is necessary to the exercise of subscription, conversion,
			redemption or deposit privileges, the value of them shall be the market value of
			such privileges immediately preceding their expiration if said loss is not discovered
			until after their expiration. If no market price is quoted for such Property or for
			such privileges, the value shall be fixed by agreement between the parties.

			OTHER PROPERTY

			The value of any loss of Property, other than as stated above, shall be the actual
			cash value or the cost of repairing or replacing such Property with Property of
			like quality and value, whichever is less.
ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 15 of 19

Conditions And
Limitations
(continued)

Securities Settlement	10.	In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the
COMPANY'S indemnity shall be:

		a.	for securities having a value less than or equal to the applicable
DEDUCTIBLE AMOUNT - one hundred (100%) percent;

		b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the
DEDUCTIBLE AMOUNT bears to the value of the securities;

		c.	for securities having a value greater than the applicable LIMIT OF LIABILITY
- the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with
Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the
Company's indemnity as set forth in Section 10.a., b., and c. No portion of the
LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.
___________________________________________________________________________________________________________

Subrogation - Assignment - 11.		In the event of a payment under this Bond, the COMPANY shall be subrogated to
Recovery		all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

		a.	first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF
LIABILITY,

		b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

		c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
AMOUNT, and
ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 16 of 19

Conditions And
Limitations

Subrogation - Assignment -		d.	fourth, to the ASSURED in satisfaction of any loss suffered by the
Recovery			ASSURED which was not covered under this Bond.
(continued)		Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.
___________________________________________________________________________________________________________

Cooperation Of Assured	12.	At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath,

		b.	produce for the COMPANY'S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this Bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.
___________________________________________________________________________________________________________

Termination	13.	If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the
Securities and Exchange Commission, Washington, D.C., not less than sixty (60)
days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the
COMPANY to all ASSURED Investment Companies and to the Securities and
Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an Investment
Company:

		a.	immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

		b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

		c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the
ASSURED or pro rata if terminated for any other reason.
ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 17 of 19

Conditions And
Limitations

Termination		If any partner, director, trustee, or officer or supervisory employee of an
(continued)		ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the
ASSURED or otherwise, whether or not such act is of the type covered under this
Bond, and whether against the ASSURED or any other person or entity, the
ASSURED:

		a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this
Bond; and

		b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60)
days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.
___________________________________________________________________________________________________________

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

		a.	the ASSURED,

		b.	a Transportation Company, or

		c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity	15.	If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16.	This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
days after written notice has been furnished to the Securities and Exchange
Commission, Washington, D.C., by the acting party.
ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 18 of 19

Conditions And
Limitations

Change or Modification	If this Bond is for a joint ASSURED, no charge or modification which would
(continued)	adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the
COMPANY.
ICAP Bond (5-98)
Form 17-02-1421 (ed 5-98) Page 19 of 19

FEDERAL INSURANCE COMPANY

Endorsement No:	1

Bond Number:	81391896

NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

MFS Financial Services Company dba MFS Investment Management

MFS SERIES TRUST I
MFS Cash Reserve Fund
MFS Core Equity Fund
MFS Core Growth Fund
MFS New Discovery Fund
MFS Research International Fund
MFS Technology Fund
MFS Value Fund21

MFS SERIES TRUST II
MFS Growth Fund

MFS SERIES TRUST III
MFS High Income Fund
MFS High Yield Opportunities Fund
MFS Municipal High Income Fund

MFS SERIES TRUST IV
MFS Government Money Market Fund
MFS Money Market Fund
MFS Mid Cap Growth Fund

MFS SERIES TRUST V
International New Discovery Fund
MFS Research Fund
MFS Total Return Fund

MFS SERIES TRUST VI
MFS Global Equity Fund
MFS Global Total Return Fund
MFS Utilities Fund

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

MFS SERIES TRUST VIII
MFS Capital Opporlunities Fund

MFS SERIES TRUST VIII
MFS Global Growth Fund
MFS Strategic Income Fund

MFS SERIES TRUST IX
MFS Bond Fund
MFS Inflation-Adjusted Bond Fund
MFS Limited Maturity Fund
MFS Municipal limited Maturity Fund
MFS Research Bond Fund
MFS Research Bond Fund J

MFS SERIES TRUST X
MFS Aggressive Growth Allocation Fund
MFS Conservative Allocation Fund
MFS Emerging Markets Debt Fund
MFS Emerging Markets Equity Fund
MFS Floating Rate High Income Fund
MFS Growth Allocation Fund
MFS International Diversification Fund
MFS International Growth Fund
MFS International Value Fund
MFS Moderate Allocation Fund
MFS NewEndeavor Fund
MFS Strategic Value Fund

MFS SERIES TRUST XI
MFS Blended Research Core Equity Fund
MFS Mid Cap Value Fund

MFS SERIES TRUST XII
LRT MFS Lifetime Retirement Income Fund
MFS Lifetime 2010 Fund
MFS Lifetime 2020 Fund
MFS Lifetime 2030 Fund
MFS Lifetime 2040 Fund
MFS Sector Rotational Fund

MFS SERIES TRUST XIIl
MFS Diversified Income Fund
MFS Global Real Estate Fund
MFS Government Securities Fund

ICAP Bond
Form 17-02-0949 (ed. 1-97) Page 2

MFS SERIES TRUST XIV
MFS Institutional Money Market Portfolio

MFS SERIES TRUST XV
MFS Diversified Target Return Fund

STAND-ALONE FUNDS
Massachusetts Investors Growth Stock Fund
Massachusetts Investors Trust 03121124 Open-End Mutual Fund SSB&T MFSC

CLOSED-END FUNDS
MFS California Insured Municipal Fund
MFS Charter Incorne Trust
MFS Government Markets Income Trust
MFS High Income Municipal
MFS High Yield Municipal Trust
MFS InlerMarket Income Trust I
MFS Intermediate High Income Fund
MFS Intermediate Income Trust
MFS Investment Grade Municipal Trust
MFS Mullimarket Income Trusl
MFS Municipal Income Trust
MFS Special Value Trust

MST MFS MUNICIPAL SERIES TRUST
MFS Alabama Municipal Bond Fund
MFS Arkansas Municipal Bond Fund
MFS California Munidpal Bond Fund
MFS Florida Municipal Bond Fund
MFS Georgia Municipal Bond Fund
MFS Maryland Municipal Bond Fund
MMA MFS Massachusetts Municipal Bond Fund
MFS Mississippi Municipal Bond Fund
MFS Municipal Income Fund
MFS New York Municipal Bond
MFS North Carolina Municipal Bond Fund
MFS Pennsylvania Municipal Bond Fund
MFS South Carolina Municipal Bond Fund
MFS Tennessee Municipal Bond Fund
MFS Virginia Municipal Bond Fund
MFS West Virginia Municipal Bond Fund

MFS INSTITUTIONAL TRUST
MFS lnstitutional lnternational Equity Fund
MFS Institutional Large Cap Value Fund

ICAP Bond
Form 17-02-0949 (ed. 1-97) Page 3

MFS VARIABLE INSURANCE TRUST
MFS Core Equity Series
MFS Global Equity Series
MFS Growth Series
MFS High lncome Series
MFS Investors Growth Stock Series
MFS Investors Trust Series
MFS Mid Cap Growth Series
MFS Money Market Series
MFS New Discovery Series
MFS Research Bond Series
MFS Research International
MFS Research Series
MFS Strategic Income Series
MFS Total Return Series
MFS Utilities Series
MFS Value Series

SUN LIFE PRODUCTS
MFS Variable Insurance Trust II:
MFS Blended Research Core Equity Portfolio
MFS Blended Research Growth Portfolio
MFS Blended Researdl Value Portfolio
MFS Bond Portfolio
MFS Capital Appreciation Portfolio
MFS Core Equity Portfolio
MFS Growth Portfolio
MFS Emerging Markets Equity Portfolio
MFS Global Governments Portfolio
MFS Global Growth Portfolio
MFS Global Research Portfolio
MFS Global Total Return Portfolio
MFS Government Securities Portfolio
MFS High Yield Portfolio
MFS International Growth Portfolio
MFS International Value Portfolio
MFS Massachusetts Investors Growth Stock Portfolio
MFS Mid Cap Growth Portfolio
MFS Mid Cap Value Portfolio
MFS Money Market Portfolio
MFS New Discovery Portfolio
MFS Research International Portfolio
MFS Strategic Income Portfolio
MFS Technology Portfolio
MFS Total Return Portfolio
MFS Utilities Portfolio
MFS Value Portfolio
ICAP Bond
Form 17-02-0949 (Ed. 1-97)	Page 4

COMPASS 2 & COMPASS 3 VARIABLE ACCOUNTS
Capital Appreciation Variable Account
Global Governments Variable Account
Government Securities Variable Account
High Yield Variable Account
Money Market Variable Account
Total Return Variable Account

MFS Fund Distributors, Inc.
MFS Services center, inc.
MFS heritage Trust Company
MFS Institutional Advisors, Inc.
MFS International Limited
MFS Development Funds LLC

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 22, 2010

ICAP Bond
Form 17-02-0949 (Ed. 1-97)	Page 5

FEDERAL INSURANCE COMPANY

Endorsement No. 2

		Bond Number:	81391896

NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any
Investment Company.

		SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT
1.	Employee	$ 25,000,000	$ 100,000
2.	On Premises	$ 25,000,000	$ 100,000
3.	In Transit	$ 25,000,000	$ 100,000
4.	Forgery or Alteration	$ 25,000,000	$ 100,000
5.	Extended Forgery	$ 25,000,000	$ 100,000
6.	Counterfeit Money	$ 25,000,000	$ 100,000
7.	Threats to Person	$ Not Covered	$ Not Covered
8.	Computer System	$ See Endt.	$ See Endt.
9.	Voice Initiated Funds Transfer Instruction	$ See Endt.	$ See Endt.
10.	Uncollectible Items of Deposit	$ 250,000	$ 100,000
11.	Audit Expense	$ 250,000	$ 100,000
12.	Unauthorized Signature	$ 25,000,000	$ 100,000
13.	Claims Expense	$ 250,000	$ 100,000
14.	Automated Phone System	$ 25,000,000	$ 100,000
15. Computer Systems & Voice Instruction		$ 25,000,000	$ 100,000
16. Destruction of Data or Programs by Hacker		$ 25,000,000	$ 100,000
17. Destruction of Data or Programs by Virus		$ 25,000,000	$ 100,000

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 22, 2010

ICAP Bond Form 17-02-1582 (Ed. 5-98)

FEDERAL INSURANCE COMPANY
Endorsement No.: 3
		Bond Number:	81391896

NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT
UNAUTHORIZED SIGNATURE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1.	By adding the following INSURING CLAUSE:
	12.	Unauthorized Signature
Loss resulting directly from the ASSURED having accepted, paid or cashed any check or
Withdrawal Order made or drawn on or against the account of the ASSURED’S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.
It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING
CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.
2.	By adding to Section 1., Definitions, the following:
	r.	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.
	s.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
(2) of a type commonly dealt in on securities exchanges or markets, and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 1
____________________________________________________________________________________________________________

t.	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer’s account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 22, 2010

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 2

	FEDERAL INSURANCE COMPANY
	Endorsement No.:	4
	Bond Number:	81391896
NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
	INVESTMENT MANAGEMENT
	CLAIMS EXPENSE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1.	By adding the following INSURING CLAUSE:
	13. Claims Expense
	Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to
	determine the amount of loss where:
	(1) the loss is covered under the Bond, and
	(2) the loss is in excess of the applicable DEDUCTIBLE AMOUNT.
2.	Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss
	covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 22, 2010

ICAP Bond

Form 17-02-6282 (Ed. 11-04)

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 1, 2010	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	5
	To be attached to and
	form a part of Bond No.	81391896
Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT

AMEND DEFINITION OF EMPLOYEE ENDORSEMENT
In consideration of the premium charged, it is agreed that the definition of Employee as set forth in Section 1,
Definitions, of the Conditions and Limitations section, is amended to include any consultants and independent contractors that have a valid contract with the ASSURED.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2322 (12/2008)

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: November 1, 2010			FEDERAL INSURANCE COMPANY
		Endorsement/Rider No.	6
To be attached to and
		form a part of Policy No.	81391896
Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT

COMPUTER SYSTEMS AND VOICE INSTRUCTIONS ENDORSEMENT
(WITH INTERNET RIDER)
In consideration of the premium charged, it is agreed that:
1.	This bond is amended by adding the following additional Insuring Clause:
Computer Systems And Voice Instructions Insuring Clause
(A)Loss resulting directly from a fraudulent:
	(1)	entry of data into, or
	(2)	change of data elements or programs within a “Computer System” (as defined below),
provided the fraudulent entry or change causes:
(a) Property to be transferred, paid or delivered,
		(b)	an account of the ASSURED, or of its customer, to be added, deleted, debited or credited, or
		(c)	an unauthorized account or a fictitious account to be debited or credited;
	(3)	voice instructions or advices having been transmitted to the ASSURED or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:
		(a)	cause the ASSURED or its agent(s) to sustain a loss, and
		(b)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,
		(c)	and further provided such voice instructions or advices:
		(i)	were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and
		(ii)	were electronically recorded by the ASSURED or its agent(s).
	(4)	It shall be a condition to recovery under this Computer Systems And Voice
Instructions Insuring Clause that the ASSURED or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The ASSURED or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis.
Nothing, however, in this endorsement shall bar the ASSURED from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a

Q09-392 (2/2009) Page 1

conversation from any cause, or error or omission of any Employee(s) or agent(s) of the ASSURED.

	(B)	Loss resulting by reason of the ASSURED having transferred, paid, or delivered any funds or property, established any credit, debited any account or given any value on the faith of any instructions directed to the ASSURED over the Internet authorizing or acknowledging the transfer, payment, delivery or receipt of funds or property which instructions were transmitted over the Internet directly to the ASSURED and fraudulently purport to have been sent by a customer, an office of the ASSURED or another financial institution, but which instructions were either transmitted over the Internet, without the knowledge or consent of said person, or were fraudulently modified during transmission over the Internet to the ASSURED.

2.		For purposes of this endorsement, the following terms shall apply

“Computer System” means:

	(a)	computers with related peripheral components, including storage components, wherever located,

	(b)	systems and applications software,

	(c)	terminal devices,

	(d)	related communication networks or customer communication systems, and

	(e)	related “Electronic Funds Transfer Systems” (as defined below),

by which data are electronically collected, transmitted, processed, stored, and retrieved; provided that the coverage afforded pursuant to the terms of this endorsement shall apply to all Computer
Systems used by the ASSURED.

“Electronic Funds Transfer System” means automated teller machines, point of sale terminals, and other similar operating systems and includes any shared networks, or other similar facilities for such systems, in which the ASSURED participates.

3.		In addition to the exclusions in the attached bond, the following exclusions are applicable to this
Computer Systems And Voice Instructions Insuring Clause:

	(a)	loss resulting directly or indirectly from the theft of confidential information, material or data;

	(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the ASSURED to design, develop, prepare, supply service, write or implement programs for the ASSURED'S Computer
System. This exclusion shall only apply to that customer's account.

4.		The coverage afforded by this endorsement applies only to loss discovered by the ASSURED during the period this endorsement is in force.

5.		All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the COMPANY to involve the same individual and in that event shall be treated as one loss.

6.		The COMPANY’S maximum Limit of Liability for this Computer Systems And Voice Instructions
Insuring Clause is $25,000,000, which is part of $45,000,000, and is subject to a deductible of
$100,000, which applies to each and every loss.

7.		If any loss is covered under this Insuring Clause and any other Insuring Clause or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under anyone Insuring Clause or Coverage.

Q09-392 (2/2009) Page 2

8.	Coverage under this endorsement shall terminate upon termination or cancellation of the bond to which this endorsement is attached. Coverage under this endorsement may also be terminated or cancelled without cancelling the bond as an entirety:

(a) ninety (90) days after receipt by the ASSURED of written notice from the COMPANY of its desire to terminate or cancel coverage under this endorsement, or

(b) immediately upon receipt by the COMPANY of a written request from the ASSURED to terminate or cancel coverage under this endorsement.

The COMPANY shall refund to the ASSURED the unearned premium for this coverage under this endorsement. The refund shall be computed at short rates if this endorsement is terminated or cancelled or reduced by notice from, or at the instance of, the ASSURED.

9.	Section 7, Notice to Company-Proof-Legal Proceedings Against Company, of the Conditions and
Limitations of this bond is amended by adding the following sentence:

Proof of loss resulting from voice instructions or advices covered under this bond shall include electronic recordings of such voice instructions or advices.

10.	Notwithstanding the foregoing, however, coverage afforded by this endorsement is not designed to provide protection against loss covered under a separate Electronic and Computer Crime
Policy by whatever title assigned or written by any insurer. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the ASSURED agrees to make claim for such loss under its separate Policy.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q09-392 (2/2009) Page 3

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 1, 2010	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	7
To be attached to and
	form a part of Bond No.	81391896
Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT

DESTRUCTION OF DATA OR PROGRAMS BY HACKER ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
(1)	The Insuring Clauses section is amended by adding the following Insuring Clause:
Destruction Of Data Or Programs By Hacker Insuring Clause
Loss resulting directly from the malicious destruction of or damage to, Electronic Data or Computer
Programs owned by the ASSURED or for which the ASSURED is legally liable while stored within a
Computer System covered pursuant to the terms and conditions of the Computer Systems and Voice
Instructions Endorsement #6, attached to this Bond.
The liability of the Company shall be limited to the cost of duplication of such Electronic Data or
Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the ASSURED.
In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other
Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore Computer
Programs to substantially the previous level of operational capability.
The Company’s maximum Limit of Liability for this Destruction Of Data Or Programs By Hacker Insuring
Clause is $25,000,000, which is part of $45,000,000, and is subject to a deductible of $100,000, which applies to each and every loss.
(2)	For purposes of this endorsement, the definition of Computer System, as set forth in Subsection 1,
Definitions, of the Conditions and Limitations Section, is deleted and replaced with the following:
Computer System means:
	(a)	computers with related peripheral components, including storage components, wherever located,
(b) systems and applications software,
(c) terminal devices,
	(d)	related communication networks or customer communication systems, and
(e) related Electronic Funds Transfer Systems,
by which data are electronically collected, transmitted, processed, stored, and retrieved.
(3)	For purposes of this endorsement, the following terms shall apply:

Q08-2336 (12/2008)

Page 1

Electronic Data means facts or information converted to a form usable in a Computer System by
Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2336 (12/2008)

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 1, 2010	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	8
To be attached to and
	form a part of Bond No.	81391896
Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS ENDORSEMENT
In consideration of the premium charged, it is agreed that:
(1)	The Insuring Clauses section is amended by adding the following Insuring Clause:
Destruction Of Data Or Programs By Virus Insuring Clause
Loss resulting directly from the malicious destruction of or damage to, Electronic Data or Computer
Programs owned by the ASSURED or for which the ASSURED is legally liable while stored within a
Computer System covered pursuant to the terms and conditions of the Computer Systems and Voice
Instructions Endorsement #6, attached to this Bond, if such destruction or damage was caused by a computer programmer similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in
which the computer program or instruction so written or so altered is used.
The liability of the Company shall be limited to the cost of duplication of such Electronic Data or
Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the ASSURED.
In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other
Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore Computer
Programs to substantially the previous level of operational capability.
The Company’s maximum Limit of Liability for this Destruction Of Data Or Programs By Virus Insuring
Clause is $25,000,000, which is part of $45,000,000, and is subject to a deductible of $100,000, which applies to each and every loss.

(2)	For purposes of this endorsement, the definition of Computer System, as set forth in Subsection 1,
Definitions, of the Conditions and Limitations Section, is deleted and replaced with the following:
Computer System means:
	(a)	computers with related peripheral components, including storage components, wherever located,
(b) systems and applications software,
(c) terminal devices,
	(d)	related communication networks or customer communication systems, and
(e) related Electronic Funds Transfer Systems,
by which data are electronically collected, transmitted, processed, stored, and retrieved.
Q08-2337 (12/2008)	Page 1
____________________________________________________________________________________________________________

(3) For purposes of this endorsement, the following terms shall apply:

Electronic Data means facts or information converted to a form usable in a Computer System by
Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2337 (12/2008)

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 1, 2010			FEDERAL INSURANCE COMPANY
			Endorsement/Rider No.	9
To be attached to and
			form a part of Bond No.	81391896
Issued to:		MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT

DISHONEST OR FRAUDULENT ACT ENDORSEMENT
In consideration of the premium charged, it is agreed that:
(1)	Dishonest or fraudulent acts which meet any of the following criteria will not require notification by the
ASSURED to the Company:
	(i)	Acts involving values of less than $5,000 (five thousand dollars), or
	(ii)	convictions involving any controlled substances as defined by federal and local law which:
		(a)	occurred more than three (3) years prior to the ASSURED’S discovery; and
		(b)	did not occur while employed by the ASSURED.
(2)	Any request for waiver for an Employee must include a description of the position to be held and a description of the facts and circumstances surrounding the legal infraction.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2342 (12/2008)

		ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: November 1, 2010	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	10

	To be attached to and
	form a part of Bond No.	81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
	INVESTMENT MANAGEMENT

	AUTOMATED PHONE SYSTEM ENDORSEMENT

In consideration of the premium charged, it is agreed that:

(1)	The Insuring Clauses section is amended by adding the following Insuring Clause:

	Automated Phone System Insuring Clause

	Loss resulting directly from the ASSURED having transferred funds on the faith of any Automated
	Phone System (hereinafter “APS”) Transaction, where the request for such APS Transaction is
	unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under
	this Insuring Clause the ASSURED shall maintain and follow all APS Designated Procedures with
	respect to APS Transactions. The isolated failure of the ASSURED to maintain and follow a particular
	APS Designated Procedure in a particular instance will not preclude coverage under this Automated
	Phone System Insuring Clause subject to the exclusions herein and in this Bond.

(2)	For purposes of this endorsement, the following terms shall apply:

	Automated Phone System or APS means an automated system which receives and converts to
	executable instructions transmissions over the telephone through use of a touch-tone keypad or other
	tone system or voice recognition system, and always excluding transmissions from a computer system
	or part thereof.

	APS Transaction means any APS Purchase, APS Redemption, APS Election or APS Exchange.

	APS Purchase means any purchase of shares issued by an Investment Company which is requested
	through an Automated Phone System.

	APS Redemption means any redemption of shares issued by an Investment Company which is
	requested over the telephone by means of information transmitted by an individual caller through use of
	a telephone keypad or voice recognition system.

	APS Election means any election concerning various account features available to Fund shareholders
	which is made over the telephone by means of information transmitted by an individual caller through
	use of a telephone keypad or voice recognition system. These features include account statements,
	auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep,
	telephone balance consent and change of address.

	APS Exchange means any exchange of shares in a registered account of one Fund into shares in an
	account with the same tax identification number and same ownership-type code of another Fund in the
	same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the
	telephone by means of information transmitted by an Individual caller through use of a telephone
	keypad or voice recognition system.

	APS Designated Procedures means all of the following procedures:

Q08-2343 (12/2008)

(1)	Election in Application No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected to permit Telephone
Redemptions.

(2)	Logging: All APS Purchases, Redemptions or Exchanges shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)	Identity Test: The caller in any request for an APS Transaction, must first input his/her account number, the last four digits of his/her social security number, and finally, his/her personal identification number (“PIN”). It is proposed that in addition to this procedure, a customer may:

(a) begin by saying or pressing his/her account number, then say or press his/her PIN, or

(b) begin by saying or pressing his/her social security number, then say or press his/her PIN and lastly, say name of fund or account number (or press account number).

(c) Limited attempts to Enter PIN: If the caller fails to enter a correct PIN within (3) three attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(d) Written Confirmation: A written confirmation of any APS Purchase, Redemption, Exchange or change of address shall be mailed to the shareholder(s) to whose account such transaction relates, at the record address, by the end of the ASSURED’S next regular processing cycle, but in no event later than five (5) business days following such APS
Transaction.

(e) Access to APS Equipment: Access to the equipment which permits the entity receiving the
APS Transaction request to process and effect the transaction shall be limited in the following manner: The Shareholder Services Group, Inc., accesses the hardware housing the Mutual Fund On-Line system which effects transactions.

(3) With respect to the coverage afforded pursuant to the Automated Phone Systems Insuring Clause, this
Bond does not directly or indirectly cover any loss resulting from:

(1)	the redemption of shares, where the proceeds of such redemption are made payable to other than
(i) the shareholder of record, or (ii) a person designated to receive redemption proceeds, or (iii) a bank account designated to receive redemption proceeds; or

(2)	the redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been (i) designated by voice over the telephone or in writing without a signature guarantee. In either case at least thirty (30) days prior to such redemption, or (ii) designated, or (iii) verified by any other procedures, if such procedures are stated below in this Endorsement; or

(3)	the redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholders designated bank account of record; or

(4)	the intentional failure to adhere to one or more APS Designated Procedures.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2343 (12/2008)

Page 2

Q08-2343 (12/2008)

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: November 1, 2010	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	11

To be attached to and
	form a part of Bond No.	81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT

TELEFACSIMILE TRANSMISSIONS COVERAGE ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:
(1)	The Insuring Clauses section is amended by adding the following Insuring Clause:
Telefacsimile Transmissions Insuring Clause
Loss resulting by reason of the ASSURED having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value on the faith of any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directly to the
ASSURED authorizing or acknowledging the transfer, payment, or delivery of funds or property, establishment of credit, debiting of an account or the giving of value by the ASSURED, which
Telefacsimile instructions:
	(i)	fraudulently purport to have been sent by such customer or financial institution but which
Telefacsimile Instructions were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.
(2)	The coverage afforded by this endorsement applies only to loss discovered by the ASSURED during the period this endorsement is in force. The first sentence of Subsection 6, Discovery, of the Conditions and Limitations section of this Bond does not apply to this Telefacsimile Transmissions Insuring Clause.
(3)	The Company’s maximum Limit of Liability for this Telefacsimile Transmissions Insuring Clause is
$25,000,000, which is part of $45,000,000, and is subject to a deductible of $100,000, which applies to each and every loss.
(4)	Coverage under this endorsement shall terminate upon termination or cancellation of this Bond to which this endorsement is attached, and coverage under this endorsement may also be terminated or canceled without canceling the Bond as an entirety:
	(i)	ninety (90) days after receipt by the ASSURED of written notice from the Company of its desire to terminate or cancel coverage under this endorsement, or
	(ii)	immediately upon receipt by the Company of a written request from the ASSURED to terminate or cancel coverage under this endorsement.
(5)	For purposes of this endorsement, the following terms shall apply:
"Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWX, or similar means of communication or through Electronic Communication System or through an Automated Clearing House.
"Forged Signature" means the handwritten signing of the name of another genuine person or the use of a copy of his signature without authority and with intent to cause the ASSURED to sustain a loss and to
Q08-2346(12/2008)	Page 1

____________________________________________________________________________________________________________

obtain financial benefit; it does not include the signing in whole or in part of one's own name, with or without authority, in any capacity, for any purpose.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2346(12/2008)

		ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: November 1, 2010	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	12

	To be attached to and
	form a part of Bond No.	81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT

AMEND EXTENDED FORGERY INSURING CLAUSE ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended by deleting paragraph b. of
Insuring Clause 5, Extended Forgery, and replacing it with the following:
b.	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement, or other obligation upon or in connection with any
Securities, documents or other written instructions; or purportedly guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement, or other obligation upon or in connection with any Securities, documents or other written instructions which purported guarantee was effected by the unauthorized use of a stamp or medallion of or belonging to the ASSURED which was lost, stolen or counterfeited and for which loss the ASSURED is legally liable.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2348(12/2008)

		ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: November 1, 2010	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	13

	To be attached to and
	form a part of Bond No.	81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT

CANCELLATION NOTICE ENDORSEMENT

In consideration of the premium charged, it is agreed that:
1.	The COMPANY will mark its records to indicate that the Department of Member Firms of the New York
Stock Exchange located at 11 Wall Street, New York, NY 10005, is to be notified promptly concerning the cancellation, termination or substantial modification of the attached bond, whether at the request of the ASSURED or the COMPANY, and will use its best efforts to so notify said Department, but failure to so notify said Department shall not impair or delay the effectiveness of any such cancellation, termination or modification.
2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as stated above.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Q09-123 (1/2009)

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 1, 2010	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	14
	To be attached to and
	form a part of Bond No.	81391896
Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT
DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
	ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1.	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2.	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:
If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission,
Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

FEDERAL INSURANCE COMPANY
		Endorsement No:	15
		Bond Number:	81391896
NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1.	By adding to Section 13., Termination, the following:
"Termination By The Company
Bonds In Effect For More Than Sixty (60) Days
If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:
	1.	Nonpayment of premium;
	2.	Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;
	3.	Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;
	4.	Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;
	5.	Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;
	6.	Determination by the Commissioner that the continuation of the Bond would jeopardize a
COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;
	7.	Determination by the Commissioner that continuation of the present premium volume of the
COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;
	8.	Such other reasons that are approved by the Commissioner;
	9.	Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;
	10.	Substantial breaches of contractual duties, conditions or warranties; or
	11.	Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

ICAP Bond
Form 17-02-1360 (Rev. 10-99)	Page 1

Bonds In Effect Sixty (60) Days Or Less
If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.
Notice Of Termination
Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the
DECLARATIONS of this Bond.
If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date.
Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.
All notice of cancellation shall state the reason(s) for cancellation.
There is no liability on the part of, and no cause of action of any nature shall arise against, the
COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.
Notice Of Nonrenewal
If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this
Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the
ASSURED'S agent or broker, if any.
Such notice shall contain all of the following:
a.	Bond Number:
b.	Date of Notice;
c.	Reason for Cancellation;
d.	Expiration Date of the Bond;
e.	Effective Date and Hour of Cancellation.
Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

ICAP Bond
Form 17-02-1360 (Rev. 10-99)	Page 2

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal
If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED,
notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first.”

2.	It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this
Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 22, 2010

ICAP Bond
Form 17-02-1360 (Rev. 10-99)	Page 3

	ENDORSEMENT/RIDER

	Effective date of
	this endorsement/rider: November 1, 2010	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	16

	To be attached to and
	form a part of Policy No.	81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
	INVESTMENT MANAGEMENT

	AMEND TERMINATION SECTION ENDORSEMENT

In consideration of the premium charged, it is agreed that Section 13, Termination, of the Conditions and
	Limitations of this bond is amended as follows:
1.	The first two paragraphs are deleted and replaced with the following:
	The COMPANY may terminate this bond as an entirety by furnishing written notice specifying the
	termination date which cannot be prior to ninety (90) days after the receipt of such written notice
	by Legal Department of fund and/or sponsor and/or the Risk Management Department of each
	Investment Company named as ASSURED and the Securities and Exchange Commission,
	Washington, D.C. The ASSURED may terminate this bond as an entirety by furnishing written
	notice to the COMPANY. When the ASSURED cancels, the ASSURED shall furnish written
	notice to the Securities and Exchange Commission, Washington, D.C. prior to ninety (90) days
	before the effective date of the termination. The COMPANY shall notify all other Investment
	Companies named as ASSURED of the receipt of such termination notice and the termination
	cannot be effective prior to ninety (90) days after receipt of written notice by all other Investment
	Companies. Premiums are earned until the termination date as set forth herein.
2.	The last paragraph is deleted and replaced with the following:

	The COMPANY may terminate coverage as respects any Employee ninety (90) days after
	written notice is received by each ASSURED Investment Company and the Securities and
	Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such
	Employee.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the
	terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Q09-393 (2/2009) Page 1

FEDERAL INSURANCE COMPANY
	Endorsement No.:	17
	Bond Number:	81391896
NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT
AUTOMATIC ACQUISITION DOLLAR THRESHOLD ENDORSEMENT
It is agreed that this Bond is amended by deleting in its entirety General Agreement C., Additional Offices or
Employees-Consolidation, Merger or Purchase or Acquisition of Assets or Liabilities-Notice To Company, and
substituting the following:
C. Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition Of Assets or
Liabilities-Notice To Company
If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:
(1)	occurred or will occur on premises,
(2)	been caused or will be caused by an employee, or
(3)	arisen or will arise out of the assets or liabilities,
of such institution, unless the ASSURED:
a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and
c.	on obtaining such consent, pays to the COMPANY an additional premium.
Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND
PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:
i.	the assets shall not exceed 1,000,000,000,
ii.	there shall be neither any paid nor pending Bond claim for the three (3) year period prior to the date of acquisition, and
iii.	the ASSURED is not aware of any disciplinary action or proceeding by State or Federal officials involving the acquired institution as of the date of acquisition.

ICAP Bond
Form 17-02-6246 (Ed. 3-04)	Page 1

The COMPANY further agrees that as respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii. above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a Single Loss fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a Single Loss must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 22, 2010

ICAP Bond
Form 17-02-6246 (Ed. 3-04)	Page 2

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 1, 2010	FEDERAL INSURANCE COMPANY
Endorsement/Rider No.	18
To be attached to and
form a part of Bond No.	81391896
Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT
In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional
Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To
Company, is amended by adding the following subsection:
Automatic Increase in Limits for Investment Companies
If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940
(“the Act”), due to:
(i)	the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or
(ii)	an increase in asset size of current Investment Companies covered under this Bond, then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-14098 (04/2008)

FEDERAL INSURANCE COMPANY

	Rider No.:	19

	Bond Number:	81391896

Name of Insured: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT

__________________________________________________________________________________________________________
It is agreed that:

1.	“Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the
Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2.	If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such
Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the
Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to
obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the
Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

ERISA RIDER

TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.

NOTE: This rider should not be used for any insured exempted from the bonding provisions of the Act.

REVISED TO JUNE, 1990.

SR 6145b

6.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.
7.	This rider is effective as of 12:01 a.m. on November 1, 2010.

Accepted:

Date: November 22, 2010

ERISA RIDER

TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.

NOTE: This rider should not be used for any insured exempted from the bonding provisions of the Act.

REVISED TO JUNE, 1990.

SR 6145b

	FEDERAL INSURANCE COMPANY
	Endorsement No.:	20
	Bond Number:	81391896
NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
	INVESTMENT MANAGEMENT

	AMEND DISCOVERY ENDORSEMENT
It is agreed that this Bond is amended by deleting Section 6., Discovery, in its entirety and substituting the following:
6.	Discovery
	This Bond applies only to loss first discovered by the Risk Management Department or Department
	of General Counsel of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of
	the Risk Management Department or Department of General Counsel of the ASSURED being
	aware of:
	a.	facts which may subsequently result in a loss of a type covered by this Bond, or
	b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,
	regardless of when the act or acts causing or contributing to such loss occurred, even though the
	amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or
	details of loss may not then be known.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 22, 2010

ICAP Bond

Form 17-02-6260 (Ed. 6-04)

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 1, 2010	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	21
	To be attached to and
	form a part of Policy No.	81391896
Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
INVESTMENT MANAGEMENT

AMEND NAME OF ASSURED (NEW FUNDS) ENDORSEMENT
In consideration of the premium charged, is agreed that:
1.	The NAME OF ASSURED, as set forth on the DECLARATIONS of this Bond, shall include any newly created, merged, consolidated or terminated registered investment company sponsored by an ASSURED or any newly created portfolio of an ASSURED. Provided, however, that this provision shall not apply to a registered investment company that is created as a result of a merger, consolidation or acquisition with any other registered investment company.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Q09-1831 (11/2009)

	FEDERAL INSURANCE COMPANY

	Endorsement No.:	22

	Bond Number:	81391896

NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS

	INVESTMENT MANAGEMENT

	CO-SURETY ENDORSEMENT

In consideration of the premium charged, it is agreed that with respect to this endorsement:
(1)	The following terms shall have the following meanings:

	Controlling Company means Federal Insurance Company

	Company means, unless otherwise specified, each insurance company, including the Controlling
	Company, executing this endorsement.

	Companies means, unless otherwise specified, all of the insurance companies, including the
	Controlling Company, executing this endorsement.
(2)	The following is added to Subsection 5, Limit of Liability/Non-Reduction and Non-Accumulation of
	Liability, of the Conditions and Limitations section:

	Each Company shall be liable only for such portion of each loss as underwritten by such
	Company, as specified in this Endorsement, but in no event shall any Company be liable for an
	amount greater than that underwritten by it.
(3)	The following is added to Subsection 7, Notice to Company – Proof - Legal Proceedings Against the
	Company, of the Conditions and Limitations section:

	In the absence of a request from any Company to pay premiums directly to it, premiums for this
	Bond may be paid to the Controlling Company for the account of all Companies. In the absence
	of a request from any Company that notice of loss and proof of loss be given to or filed directly with
	it, the ASSURED giving such notice to and the filing of such proof with the Controlling Company
	shall be deemed to be in compliance with the conditions of this Bond for the giving of notice of loss
	and the filing of proof of loss, if given and filed in accordance with said conditions.
(4)	The following is added to Subsection 13, Termination, of the Conditions and Limitations section:

	The Controlling Company may give notice in accordance with the terms of this Bond terminating
	the Bond as an entirety or as to any Employee or ASSURED, and any notice so given shall
	terminate the liability of all Companies as an entirety or as to such Employee or ASSURED, as the
	case may be.

	Any Company other than the Controlling Company may give notice in accordance with the terms
	of this Bond, terminating the entire liability of such other Company under this Bond or as to any
	person or entity.

	In the absence of a request from any Company that notice of termination by the ASSURED of this
	Bond in its entirety may be given to or filed directly with it, the giving of such notice in accordance
	with the terms of this Bond to the Controlling Company shall terminate the liability of all
	Companies as an entirety. The ASSURED may terminate the entire liability of any Company,
	under this Bond by giving notice of such termination to that Company and by sending a copy of
	such notice to the Controlling Company.

	In the event of the termination of this Bond as an entirety, no Company shall be liable to the
	ASSURED for a greater proportion of any return premium due the ASSURED than the percentage
	underwritten by that Company.

Q08-2344 (12/2008)

In the event of the termination of this Bond as to any Company, such Company alone shall be liable to the ASSURED for any return premium due the ASSURED on account of such termination.
The termination of the attached Bond as to any Company other than the Controlling Company shall not terminate or otherwise affect the liability of the other Companies under this Bond.

(5)	It is agreed that the execution by the Controlling Company of the Declarations and all
endorsements shall constitute execution by all Companies signing this endorsement.
(6)	The following section is added:
Claims Control

The Controlling Company shall investigate, adjust and settle all claims arising under this Bond on behalf of all Companies. However, the Controlling Company shall not settle any claim which is considered binding on behalf of each Company individually for its proportion of any loss, without the prior written consent of each Company, which consent shall not be unreasonably withheld. The Companies shall be entitled to any and all particulars of any such claim and the Controlling Company shall provide each
Company with prompt notice of any significant changes in the status or development of any claim, including reserve changes and settlement negotiations.

In no event shall the Controlling Company be liable for more than its proportionate share of loss as stated in this endorsement. The Companies shall be liable for their proportionate share of allocated loss expense incurred by the Controlling Company associated with any claim made under the Bond.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Underwritten for a SINGLE LOSS	FEDERAL INSURANCE COMPANY
LIMIT OF LIABILITY of $25,000,000	Controlling Company
CHUBB & SON
A division of Federal Insurance Company
Manager

Date: November 22, 2010

Underwritten for a SINGLE LOSS	ICI Mutual Insurance Company
LIMIT OF LIABILITY of $20,000,000

Q08-2344 (12/2008)

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective
December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the
Treasury, in concurrence with the Secretary of State and the Attorney General of the
United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United
States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the
Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds
$100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed
$100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents
(“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on
US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage
(Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the
SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.
The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS
500 BOYLSTON STREET
BOSTON, MA		02116

Re: Financial Strength
Insuring Company: FEDERAL INSURANCE COMPANY

Dear	MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS

Chubb continues to deliver strong financial performance. Our financial strength, as reflected in our published reports and our ratings, should give you peace of mind that Chubb will be there for you when you need us most.
ƒ	Chubb’s financial results during 2010 stand out in the industry.
ƒ	Chubb’s balance sheet is backed with investments that we believe emphasize quality, safety, and liquidity, with total invested assets of $43 billion as of September 30, 2010.
ƒ	With 128 years in the business, Chubb is here for the long term, which is why we vigorously guard our financial strength and take what we believe is a prudent approach to assuming risk—on both the asset and liability sides of our balance sheet.
ƒ	Chubb is one of the most highly rated property and casualty companies in the industry, which is a reflection of our overall quality, strong financial condition, and strong capital position.
	o	Chubb’s financial strength rating is “A++” from A.M. Best Company, “AA” from Fitch, “Aa2” from
Moody’s, and “AA” from Standard & Poor’s – the leading independent evaluators of the insurance industry.
	o	A.M. Best, Fitch, and Moody’s recently affirmed all of Chubb’s ratings with a “stable” outlook. (For reference, A.M. Best reaffirmed us on 3/17/10, Fitch on 2/13/09, and Moody’s on 2/4/09.)
	o	Forbes named Chubb one of the “100 Most Trustworthy Companies” in 2010, based on Chubb’s
“transparent and conservative accounting practices and prudent management.”
	o	For more than 50 years, Chubb has remained part of an elite group of insurers that have maintained A.M. Best’s highest ratings.
ƒ	Fitch ranked Chubb #1 for five- and 10-year financial performance in a 6/10/10 report.
ƒ	On the 2010 Fortune 500 list, Chubb ranks #176 in revenue, #85 in assets, #80 in 1999-2009 annual growth rate, #64 in profits, and #39 in profit as a percentage of revenue.
ƒ	Chubb was named to Standard & Poor’s list of S&P 500 Dividend Aristocrats, one of 52 companies in the
S&P 500 index that have increased dividends every year for at least 25 consecutive years.
ƒ	Chubb’s investment portfolio has held up extremely well. Chubb takes what we believe is a conservative approach to selecting and managing our assets. Furthermore, Chubb does not have any direct exposure to the subprime mortgage-backed securities market, and we stopped doing new credit derivative business in
2003 and put existing business in runoff.
Rarely has Chubb’s business philosophy—to underwrite conservatively and invest judiciously—been more important
than it is today.		By adhering to this philosophy, we have the capacity and flexibility to respond to opportunities, especially when you engage us in fully understanding your business risks.
We want you to know that Chubb is well-positioned to continue serving your needs with our underwriting expertise;
broad underwriting appetite across all property, casualty, and specialty lines; and claim services. If you have any questions, feel free to call your agent or broker or your local Chubb underwriter. As always, we appreciate the trust you place in us as your insurance partner.

99-10-0100 (11/2010)